Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of December 20, 2017

by and among

BOYD GAMING CORPORATION,

as Parent,

BOYD TCV, LP,

as Purchaser,

VALLEY FORGE CONVENTION CENTER PARTNERS, L.P.,

as the Partnership,

and

VFCCP SR LLC,

as Selling Partners Representative

EXHIBITS

Exhibit A	Example Net Working Capital Calculation

Exhibit B	Owned Real Property

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 20, 2017 (the “Effective Date”) by and among Boyd Gaming Corporation, a Nevada corporation (“Parent”), Boyd TCV, LP, a Pennsylvania limited partnership and a wholly-owned subsidiary of Parent (“Purchaser”), Valley Forge Convention Center Partners, L.P., a Pennsylvania limited partnership (the “Partnership”) and VFCCP SR LLC, a Pennsylvania limited liability company, solely in its capacity as the Selling Partners Representative. Parent, Purchaser, Selling Partners Representative and the Partnership are each referred to individually as a “party” and collectively as the “parties”. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Section 11.01.

WHEREAS, the general partners of each of the Partnership and Purchaser has (i) determined that the merger of Purchaser with and into the Partnership (the “Merger”) is advisable and fair to, and in the best interests of, their respective holders of partnership interests and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the Laws of the Commonwealth of Pennsylvania;

WHEREAS, the Selling Partners are the beneficial owners and holders of all of the partnership interests (the “Partnership Interests“) of the Partnership;

WHEREAS, the Selling Partners will execute a joinder to become a party to this Agreement;

WHEREAS, following the execution of this Agreement, each of the Selling Partners (other than CMS VF Partners, L.P.) (the “Noncompete Selling Partners”) is entering into a noncompetition agreement with Parent containing the terms set forth on Section 8.02(m) of the Partnership Disclosure Letter and otherwise in form and substance satisfactory to Parent (the “Noncompetition Agreements”); and

WHEREAS, the parties desire to enter into, or cause their applicable Affiliates to enter into, this Agreement and the Ancillary Agreements and to perform, or cause such Affiliates to perform, their obligations hereunder and thereunder as further described herein and therein.

NOW, THEREFORE, the parties, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I.

THE MERGER

Section 1.01 The Merger . Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser will be merged with and into the Partnership pursuant to which (a) the separate legal existence of Purchaser will cease, (b) the Partnership will be the surviving partnership in the Merger (the “Surviving Partnership”) and will continue its legal existence under the Laws of the Commonwealth of Pennsylvania as a wholly-owned Subsidiary of Parent.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105, or by electronic exchange of documents (via facsimile, email .pdf or other means of electronic and verifiable transmission) as soon as reasonably practicable, but in no event later than three (3) Business Days after satisfaction or, to the extent permitted by applicable Laws, waiver of all conditions to the obligations of the parties set forth in Article IV (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or on such other date or time as Parent and the Partnership may mutually agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

Section 1.03 Effective Time. Concurrently with the Closing, the parties will cause a statement of merger in form and substance reasonably satisfactory to the Partnership and Parent to be executed and filed with the Department of State of the Commonwealth of Pennsylvania (the “Statement of Merger”), in accordance with the relevant provisions of the Laws of the Commonwealth of Pennsylvania. The Merger will become effective upon the filing of the Statement of Merger with the Department of State of the Commonwealth of Pennsylvania or at such other time as Parent and the Partnership will agree and as will be specified in the Statement of Merger. The date and time when the Merger will become effective is herein referred to as the “Effective Time.”

Section 1.04 Effects of the Merger. At the Effective Time, all of the properties, rights, privileges, powers and franchises of the Partnership and Purchaser will vest in the Surviving Partnership, and all of the debts, obligations and other liabilities of the Partnership and Purchaser will become the debts, obligations and other liabilities of the Surviving Partnership.

Section 1.05 Partnership Agreement. From and after the Effective Time, the partnership agreement of the Surviving Partnership will be amended and restated to conform to the partnership agreement of Purchaser, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be changed to the current name of the Partnership.

Section 1.06 General Partner. From and after the Effective Time, the general partner of Purchaser immediately prior to the Effective Time will be the general partner of the Surviving Partnership until its resignation or removal.

Section 1.07 Officers. The officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Partnership and shall hold office until their of respective successors are elected or appointed, or their earlier death, resignation or removal.

Section 1.08 Effect on Partnership Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Partnership or any holder of any Partnership Interests:

(a) Conversion of the Partnership Interests of the Partnership. Each Partnership Interest issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive a portion of the Merger Consideration in respect of such Partnership Interest, without interest and at the respective times and subject to the requirements, contingencies and deductions specified herein, a portion of the Merger Consideration equal to the Partnership Distribution Amount.

(b) Conversion of Partnership Interests of Purchaser. Each limited partnership interest of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid limited partnership interest of the Surviving Partnership and the general partnership interest of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid general partnership interest of the Surviving Partnership, and such partnership interests will constitute the only outstanding partnership interests of the Surviving Partnership.

Section 1.09 Retention of Assets. Notwithstanding anything to the contrary contained in this Agreement, the Selling Partners Representative and the Selling Partners may retain and use, at their own expense, archival copies of all of the Contracts, books, records and other documents or materials of the Partnership which (a) are in existence on or prior to the Closing and (b) are, in Selling Partners Representative’s reasonable determination, needed by the Selling Partners in connection with the preparation or filing of any Tax Returns or compliance with any other Tax reporting obligations or other obligation under applicable Law, or the defense or prosecution of any Proceeding against or by a Selling Partner; provided, that the Selling Partners Representative and each Selling Partner shall hold such documents or materials relating to the Business, and all confidential or Proprietary Information contained therein, confidential pursuant to Section 7.10. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 1.09 shall permit the Selling Partners Representative or the Selling Partners to retain any materials that, by so retaining, would cause any attorney-client privileged communications between the Partnership and its attorneys to lose such privilege.

ARTICLE II.

MERGER CONSIDERATION

Section 2.01 Merger Consideration . The total amount of consideration to be paid by Parent in connection with the Merger for the benefit of the Selling Partners shall be an amount in cash equal to (i) the Base Purchase Price plus (ii) Closing Cage Cash plus (iii) the Additional Slots Payment Amount plus (iv) the Online Gaming Amount plus (v) the 2017 PA Gaming Reimbursement Amount (the “Merger Consideration”):

Adding

(1)	the amount of Closing Cash, and

(2)	the amount, if any, by which the Closing Net Working Capital is greater than the Target Working Capital (“Closing Net Working Capital Overage”),

Subtracting

(3)	the amount of Closing Indebtedness,

(4)	the amount, if any, by which the Closing Net Working capital is less than the Target Working Capital (“Closing Net Working Capital Shortage”), and

(5)	the Closing Transaction Expenses.

The amounts in (1) through (5) above, in the aggregate, are referred to as the “Adjustment”.

Section 2.02 Timing of Payments; No Set-Off.

(a) Closing Payment. Parent shall pay an amount equal to (i) the Closing Payment less (ii) the Selling Partners Representative Expense Amount, on the Closing Date pursuant to Section 2.03(b).

(b) Selling Partners Representative Expense Amount. Parent shall pay the Selling Partners Representative Expense Amount on the Closing Date pursuant to Section 2.03(b).

(c) Online Gaming Amount. Parent shall pay the Online Gaming Amount on the second (2nd) anniversary of the Closing Date pursuant to Section 2.03(d). Parent and Purchaser hereby unconditionally and irrevocably waive any right of set-off, offset, recoupment or similar rights that they have or may have with respect to the payment of the Online Gaming Amount.

Section 2.03 Merger Fund; Exchange.

(a) Appointment of Paying Agent. At least five (5) Business Days prior to the Closing Date, Parent shall appoint a bank or trust company to act as the exchange and paying agent (the “Paying Agent”), the identity and terms of appointment of which to be reasonably acceptable to the Partnership, for the payment of the Closing Payment and additional amounts payable hereunder and shall enter into an agreement relating to the Paying Agent’s responsibilities with respect thereto, in form and substance reasonably satisfactory to Parent and the Partnership.

(b) Deposit of Closing Payment and Selling Partners Representative Expense Amount. On or prior to the Effective Time, Parent shall deposit, or cause to be deposited with, the Paying Agent in trust on behalf of the Selling Partners by wire transfer of immediately available funds in accordance with the instructions set forth on the Disbursement Schedule an amount equal to (i) the Closing Payment less (ii) the Selling Partners Representative Expense Amount (such amount deposited with the Paying Agent, the “Merger Fund”). On behalf of the Selling Partners, on or prior to the Effective Time, Parent shall deposit, or cause to be deposited, into an account specified by the Selling Partners Representative (“Selling Partners Representative Account”) the Selling Partners Representative Expense Amount to be used to pay any expenses incurred by the Selling Partners Representative in accordance with the performance of its obligations hereunder on behalf of the Selling Partners. For U.S. federal income and other applicable Tax purposes, the Selling Partners Representative Expense Amount shall be treated as having been received and voluntarily set aside by the Selling Partners. Upon Parent’s deposit with the Paying Agent (or such other Person as the Selling Partners Representative and Parent may agree in the case of Section 2.03(d)) of any amounts payable under this Agreement, Parent shall have no further obligation or liability with respect to the payment of such amounts under this Agreement or the Paying Agent (or similar agreement).

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Selling Partner a letter of transmittal along with an accompanying FIRPTA certificate satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2) (in form and substance reasonably satisfactory to Parent and the Partnership, with such changes thereto as may be reasonably required by the Paying Agent, the “Letter of Transmittal”) and a joinder in form and substance reasonably satisfactory to Parent and the Partnership (the “Joinder”), and instructions for use of the Letter of Transmittal in effecting the exchange of the Partnership Interests and for executing the Joinder. Upon proper completion, execution and delivery by a Selling Partner to the Paying Agent of a Letter of Transmittal, Joinder and all other documentation required by the Letter of Transmittal (including the FIRPTA certificate), such Selling Partner shall be entitled to receive, in exchange for each of its Partnership Interests, its respective portion of the Merger Consideration in accordance with the distribution mechanics set forth in the Partnership’s Limited Partnership Agreement (the amount payable in respect of each Partnership Interest, the “Partnership Interest Distribution Amount”).

(d) Payment of Online Gaming Amount. On the second (2nd) anniversary of the Closing Date, Parent shall deposit, or cause to be deposited with, the Paying Agent (or such other Person as the Selling Partners Representative and Parent may agree) in trust on behalf of the Selling Partners by wire transfer of immediately available funds in accordance with the instructions set forth on the Disbursement Schedule the Online Gaming Amount. Promptly following its receipt of the Online Gaming Amount from Parent pursuant to Section 2.02(c), the Paying Agent (or such other Person) shall distribute the Online Gaming Amount to the Selling Partners in accordance with the respective percentages for which the Paying Agent distributed the Merger Fund to the Selling Partners pursuant to Section 2.03(c).

(e) Remaining Amounts. If any amount deposited with the Paying Agent in the Merger Fund in accordance with this Section 2.03 remains unclaimed for one (1) year after the Effective Time, such cash shall be returned to Parent or its designee automatically, and any Selling Partner who has not complied with the procedures set forth herein and in the Letter of Transmittal shall thereafter look only to the Surviving Partnership for payment of such amount, without interest. Any amounts remaining unclaimed by the Selling Partners after five (5) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Partnership, free and clear of any claims or interests of any Person previously entitled thereto.

Section 2.04 Tax Treatment of Purchase and Sale; Allocation. The parties acknowledge and agree that, for U.S. federal and applicable state and local income Tax purposes, the purchase and sale of the Partnership Interests hereunder shall be treated as a transaction described in Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432, pursuant to which (a) the Partnership shall terminate as a partnership under Section 708(b)(1)(A) of the Code, (b) the Selling Partners shall be treated as having sold their respective Partnership Interests in accordance with Section 741 of the Code, and (c) for purposes of classifying the acquisition by Parent, the Partnership shall be deemed to make a liquidating distribution of all of its assets to the Selling Partners, following which Parent shall be treated as having acquired, by purchase, all of the former Partnership’s assets (the “Purchased Assets”) deemed distributed. Within ninety (90) days after the Closing, Parent shall provide the Selling Partners Representative with a schedule allocating the aggregate consideration paid pursuant to this Agreement (as adjusted pursuant to the terms of this Agreement), together with all other capitalized costs, among the Purchased Assets (the “Allocation”). The Allocation shall be prepared in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder. Within fifteen (15) days of the Selling Partner Representative’s receipt of the Allocation, the Selling Partners Representative shall respond to the Allocation in writing, noting with specificity any allocations to which the Selling Partners Representative disagrees, and Parent and the Selling Partner Representative shall negotiate in good faith for a period of fifteen (15) days to resolve any disagreements with respect to the Allocation. In the event the parties cannot agree on the Allocation within such fifteen (15)-day period, the dispute shall be resolved by the Auditor in accordance with Section 3.03, applied mutatis mutandis to the dispute arising under this Section 2.03. The parties further acknowledge and agree that any subsequent payments that may be made to the Selling Partners pursuant to the terms of this Agreement will have the effect of increasing the amount that will be allocated among the Purchased Assets and that such increase will be taken into account in a manner consistent with the procedures set forth above. Parent, Selling Partners and their respective Affiliates shall file all Tax Returns (including any IRS Form 8594) consistent with the final Allocation and shall take no position contrary thereto or inconsistent therewith (including in any audits or examinations by any Tax Authority or any other Proceeding), unless otherwise required by applicable Law or unless the other party consents thereto in writing, which consent shall not be unreasonably withheld or delayed; provided, however, that nothing contained herein shall prevent Parent, Selling Partners or their respective Affiliates from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither Parent nor Selling Partners (or their respective Affiliates) shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation. Parent and Selling Partners shall reasonably cooperate in the filing of any forms (including any IRS Form 8594) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the aggregate consideration made pursuant to the terms of this Agreement.

Section 2.05 Tax Withholding. Each of Parent, the Escrow Agent and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and other amounts otherwise payable under this Agreement such amounts as are required to be deducted or withheld under the Code, or any provision of applicable Law with respect to the making of such payment. For the avoidance of doubt, if any Selling Partner fails to deliver a properly completed and executed FIRPTA certificate in connection with the delivery by such Selling Partner of the Letter of Transmittal to the Paying Agent, Parent shall cause the Paying Agent to withhold from the amount otherwise payable to such Selling Partner such amounts as are required to be withheld under Section 1445 of the Code, and, to the extent applicable, Section 1446 of the Code, as determined in Parent’s sole discretion. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III.

WORKING CAPITAL AND OTHER ADJUSTMENTS

Section 3.01 Estimated Closing Statement.

(a) Not less than five (5) Business Days prior to the Closing Date, the Partnership shall prepare and deliver to Parent a written statement (the “Estimated Closing Statement“) setting forth in good faith its (i) estimate of Closing Net Working Capital (“Estimated Closing Net Working Capital”), including the resulting estimated Closing Net Working Capital Overage (if any) (“Estimated Closing Net Working Capital Overage”) or estimated Closing Net Working Capital Shortage (if any) (“Estimated Closing Net Working Capital Shortage”), (ii) estimate of Closing Indebtedness (“Estimated Closing Indebtedness”), (iii) estimate of Closing Transaction Expenses (“Estimated Closing Transaction Expenses”), (iv) estimate of Closing Cash (“Estimated Closing Cash”), (v) calculation of the Adjustment based on the foregoing estimates (“Estimated Adjustment”), (vi) estimate of the 2017 PA Gaming Reimbursement Amount (“Estimated 2017 PA Gaming Reimbursement Amount”), (vii) the resulting calculation of the Closing Payment based on the Estimated Adjustment and the Estimated 2017 PA Gaming Reimbursement Amount (collectively, the “Estimated Closing Payment”), and (viii) a schedule setting forth the Partnership Interest Distribution Amount payable to each Selling Partner based on the Estimated Closing Payment (the “Disbursement Schedule”), and including a reasonably detailed calculation of various amounts of each component of Estimated Closing Net Working Capital, Estimated Closing Indebtedness, Estimated Closing Transaction Expenses, Estimated Closing Cash, Estimated 2017 PA Gaming Reimbursement Amount and Estimated Closing Payment, which Estimated Closing Statement shall be prepared in good faith in accordance with GAAP and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth in Exhibit A. The Closing Payment to be paid at Closing shall be determined using the Estimated Adjustment and the Estimated 2017 PA Gaming Adjustment.

(b) After delivery of the Estimated Closing Statement, the Partnership shall reasonably assist Parent and its Representatives in Parent’s review of the Estimated Closing Statement. The Partnership shall consider in good faith any comments on the Estimated Closing Statement submitted by Parent and shall make any mutually agreed upon changes to the Estimated Closing Statement in response thereto (provided, however, that to the extent that the Partnership does not reflect any of Parent’s comments or suggested revisions, the Partnership shall provide a good faith response of its rationale for not including any such comment or suggested revision at least one (1) Business Day prior to the Closing), which version shall be delivered to Parent at least one (1) Business Day prior to the Closing Date and shall be used at Closing as the basis for determining the Estimated Adjustment, the Estimated 2017 PA Gaming Adjustment, the Estimated Closing Payment and the Disbursement Schedule.

Section 3.02 Cage Cash. At 6:00 a.m. Eastern Time on the Closing Date (or at such other day or time as mutually agreed by Parent and the Partnership), the Partnership shall conduct a physical count of all Cage Cash held by the Partnership (the “Cash Count”). The Cash Count shall be conducted in accordance with the policies, procedures and methodologies mutually agreed by the parties and otherwise as set forth in this Section 3.02. Parent and the Partnership shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the Cash Count shall, absent manifest error, be binding on the parties for the purpose of determining the amount of Closing Cage Cash.

Section 3.03 Final Adjustments.

(a) Not more than sixty (60) days after the Closing Date, Parent shall prepare and deliver to Selling Partners Representative a written statement (the “Final Closing Statement“) setting forth in good faith its calculations of (i) Closing Net Working Capital (“Final Closing Net Working Capital”), including the resulting Closing Net Working Capital Overage (if any) (“Final Closing Net Working Capital Overage”) or Closing Net Working Capital Shortage (if any) (“Final Closing Net Working Capital Shortage”), (ii) Closing Indebtedness (“Final Closing Indebtedness”), (iii) Closing Transaction Expenses (“Final Closing Transaction Expenses”), (iv) Closing Cash (“Final Closing Cash”), (v) the Adjustment based on the foregoing amounts (“Final Adjustment”), and (vi) 2017 PA Gaming Reimbursement Amount (“Final 2017 PA Gaming Reimbursement Amount”), and including a reasonably detailed calculation of the various amounts of each component of Final Closing Net Working Capital, Final Closing Indebtedness, Final Closing Transaction Expenses, Final Closing Cash, Final Adjustment and Final 2017 PA Gaming Reimbursement Amount, which Final Closing Statement shall be prepared in good faith in accordance with GAAP and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth in Exhibit A.

(b) If the Selling Partners Representative disagrees in whole or in part with the calculation of any amounts on the Final Closing Statement, the Selling Partners Representative shall, within thirty (30) Business Days after their receipt of the Final Closing Statement, notify Parent of such disagreement in writing (“Dispute Notice”), setting forth in detail those items that the Selling Partners Representative disagree and the particulars of such disagreement. Any items or amounts on the Final Closing Statement not disputed in the Dispute Notice shall be deemed final, binding and conclusive for purposes of this Agreement. Parent will provide the Selling Partners Representative with reasonable access to the Partnership’s records (including work papers) not otherwise available to the Selling Partners Representative as a result of the Transaction, solely related to the Selling Partners Representative’s review of the Final Closing Statement. If the Dispute Notice is timely provided, Parent and the Selling Partners Representative shall use commercially reasonable efforts for a period of ten (10) Business Days (or such longer period as such parties may mutually agree) to, in good faith, attempt to resolve any disagreements with respect to the items set forth in the Dispute Notice. If the parties resolve their differences over any of the disagreed items, then Final Closing Net Working Capital, Final Closing Indebtedness, Final Closing Transaction Expenses, Final Closing Cash, Final Adjustment and/or Final 2017 PA Gaming Reimbursement Amount (as the case may be) shall be the amounts agreed by the parties. If, at the end of such ten (10) Business Day period (or such longer time as they may mutually agree), the parties are unable to fully resolve the disagreements in respect of any of the disagreed items, the parties shall refer the matter to RSM Global or other nationally recognized accounting firm as shall be mutually agreed by Parent and the Selling Partners Representative (the “Auditor“) to resolve any remaining disagreements. The Auditor shall be instructed to (i) consider only such items and matters as to which there is a remaining disagreement, (ii) determine, as promptly as practicable, whether the remaining disputed items set forth in the Final Closing Statement were prepared in accordance with the standards set forth in this Agreement, and (iii) deliver, as promptly as practicable, but in any event within forty-five (45) days of the end of such ten (10) Business Day period (or such longer period as the parties may have mutually agreed), to the Selling Partners Representative and Parent its determination in writing. The resolution for each remaining disputed item contained in the Auditor’s determination shall be made subject to the definitions and principles set forth in this Agreement. The Selling Partners Representative and Parent shall bear their own expenses in the preparation, review and resolution of the Final Closing Statement, except that the fees and expenses of the Auditor shall be paid by the Selling Partners Representative and Parent based on the actual amount not awarded to Parent or the Selling Partners Representative, respectively, in relation to the aggregate amount actually contested by Parent and the Selling Partners Representative. The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement, and Final Closing Net Working Capital, Final Closing Indebtedness, Final Closing Transaction Expenses, Final Closing Cash, the Final Adjustment and/or Final 2017 PA Gaming Reimbursement Amount (as the case may be) shall be the amounts determined by the Auditor. The date on which all items and amounts set forth on the Final Closing Statement are finally determined in accordance with this Section 3.02(b) is hereinafter referred to as the “Determination Date.”

(c) If (1) the Final Adjustment plus Final 2017 PA Gaming Reimbursement Amount, is less than (2) the Estimated Adjustment plus Estimated 2017 PA Gaming Reimbursement Amount (such an amount, “Purchase Price Reduction”), then promptly following the Determination Date (but in any event within two (2) Business Days thereafter), (i) (x) Parent and the Selling Partners Representative shall jointly instruct the Escrow Agent in writing to release an amount equal to the Purchase Price Reduction from the Working Capital Escrow Account to Parent (provided, however, that such amount to be released to Parent from the Working Capital Escrow Account shall not exceed the Working Capital Escrow Amount) and (y) if the amount of the Purchase Price Reduction is greater than the Working Capital Escrow Amount (such an amount, the “Additional Adjustment Release Amount”), Parent and the Selling Partners Representative shall jointly instruct the Escrow Agent in writing to release an amount equal to the Additional Adjustment Release Amount from the Escrow Account to Parent , (ii) the funds remaining (if any) in the Working Capital Escrow Account, after giving effect to clause (c)(i), shall be concurrently released to the Paying Agent (for the benefit of the Selling Partners) for deposit in the Merger Fund. If (1) the Final Adjustment plus Final 2017 PA Gaming Reimbursement Amount, is greater than (2) the Estimated Adjustment plus Estimated 2017 PA Gaming Reimbursement Amount (such amount, a “Purchase Price Increase”), then promptly following the Determination Date (but in any event within two (2) Business Days thereafter), (x) Parent and Selling Partners Representative shall jointly instruct the Escrow Agent in writing to release all remaining funds in the Working Capital Escrow Account to the Paying Agent (for the benefit of the Selling Partners) and (y) Parent shall pay the Paying Agent (for the benefit of the Selling Partners) for deposit in the Merger Fund an amount equal to the Purchase Price Increase. If there is no difference between the Final Adjustment and Estimated Adjustment, then there will be no adjustment to the Closing Payment pursuant to this Section 3.03(c) and Parent and the Selling Partners Representative shall jointly instruct the Escrow Agent in writing to release all remaining funds in the Working Capital Escrow Account to the Paying Agent (for the benefit of the Selling Partners) for deposit in the Merger Fund.

ARTICLE IV.

CLOSING DELIVERABLES

Section 4.01 Deliveries and Actions by the Partnership at Closing . At or prior to the Closing, upon satisfaction or waiver (to the extent legally permissible) of the conditions in Section 8.03, the Partnership shall deliver, or shall cause to be delivered, to Parent the following:

(a) Partnership Certificate. The certificate required by Section 8.02(c), duly executed by the Partnership.

(b) Resignations. Written resignations, effective as of the Closing Date, of (i) all managing members, directors and/or general partners of the Partnership and (ii) those officers of the Partnership as Parent may request in writing no less than five (5) Business Days prior to the Closing Date, duly executed by such Persons.

(c) Good Standing Certificates. A certificate of good standing or subsistence of the Partnership issued as of a date not earlier than ten (10) days prior to the Closing Date by the Department of State of the Commonwealth of Pennsylvania.

(d) Secretary’s Certificates. A certificate of the secretary (or equivalent authorized natural person) of the Partnership, dated the Closing Date, in form and substance reasonably satisfactory to Parent, certifying as to (i) the Governing Documents of such party, (ii) that there have been no amendments to such Governing Documents and that such Governing Documents are in full force and effect as of the Closing Date, (iii) the resolutions of the board of directors, board of managers, general partner or equivalent governing body of such party, authorizing the consummation of the Transaction and the execution, delivery and performance of this Agreement and each Ancillary Agreement to which such party is a signatory thereto, (iv) evidence of the Required Vote, and (iv) specimen signatures and incumbency of all officers or managers of such party authorized to execute this Agreement and each Ancillary Agreement.

(e) Payoff Letters; Release of Guarantees; UCC-3 Termination Statements. Payoff letters and/or releases of guarantees, in form and substance reasonably satisfactory to Parent, evidencing (i) that all Indebtedness of Partnership will be paid and satisfied in full at the Closing upon the payment of the amount set forth in each such payoff letter and authorizing Partnership, Parent or its agents to file at the Closing UCC-3 termination statements or any other termination document with respect to any Lien associated with such Indebtedness, and (ii) the termination of, or the release of the Partnership or its respective Affiliates, directors, managers, officers and/or equityholders from, any and all guarantees or similar agreements entered into by the Partnership or its respective Affiliates, directors, managers, officers and/or equityholders in connection with the Business (whether with respect to Indebtedness or otherwise).

(f) Escrow Agreement. The Escrow Agreement, duly executed by the Selling Partners Representative and the Escrow Agent.

(g) Other Documents. Any other documents, instruments or agreements required to be delivered by the Partnership pursuant to Section 8.02, or reasonably requested by Parent, that are necessary to consummate the Transaction and have not previously been delivered to Parent.

Section 4.02 Deliveries and Actions by Parent at Closing . At or prior to the Closing, upon satisfaction or waiver (to the extent legally permissible) of the conditions in Section 8.02, Parent shall deliver, or shall cause to be delivered, to Partnership the following:

(a) Closing Payment. The Closing Payment by wire transfer of immediately available funds to the Paying Agent (for the benefit of the Selling Partners) for deposit in the Merger Fund; provided, however, that the Partnership may direct Parent to pay a portion of the Closing Payment to Lender to repay Closing Indebtedness of the Partnership and to payees to pay Closing Transaction Expenses of the Partnership.

(b) Escrow Amount and Working Capital Escrow Amount. The Escrow Amount to the Escrow Agent, by wire transfer of immediately available funds, for deposit into the Escrow Account, and the Working Capital Escrow Amount to the Escrow Agent, by wire transfer of immediately available funds, for deposit into the Working Capital Escrow Account.

(c) Parent Certificate. The certificate required by Section 8.03(c), duly executed by Parent.

(d) Secretary’s Certificate. A certificate of the secretary of Purchaser, dated the Closing Date, in form and substance reasonably satisfactory to the Partnership, to the Partnership certifying as to (i) the Governing Documents of Purchaser, (ii) that there have been no amendments to such Governing Documents and that such Governing Documents are in full force and effect as of the Closing Date, (iii) the resolutions of the general partner and limited partners of Purchaser, authorizing the consummation of the Transaction and the execution, delivery and performance of this Agreement and each Ancillary Agreement to which Purchaser is a party, and (iv) specimen signatures and incumbency of all officers of Purchaser authorized to execute this Agreement and each Ancillary Agreement.

(e) New Letter of Credit and Guarantees. A new letter of credit, guarantee and surety bond in form and substance reasonably satisfactory to Parent to replace each of the letter of credit, guarantee and surety bond (if any) set forth on Section 4.02(e) of the Partnership Disclosure Letter currently in place with respect to or for the benefit of the Partnership.

(f) Escrow Agreement. The Escrow Agreement, duly executed by Parent.

(g) Other Documents. Any other documents, instruments or agreements required to be delivered by Parent pursuant to Section 8.03, or reasonably requested by Partnership, that are necessary to consummate the Transaction and have not previously been delivered to Partnership.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE PARTNERSHIP

Partnership hereby represents and warrants to Parent and Purchaser, except as expressly set forth in the Partnership Disclosure Letter, as follows (and all references to “the Partnership” in the representations (or in the defined terms used in such representations) set forth in Sections 5.05 through 5.24 are deemed to be references to “the Partnership and the Partnership Subsidiaries” for purposes thereof):

Section 5.01 Organization, Authority and Qualification of the Partnership.

(a) The Partnership is a limited partnership duly organized, validly existing and subsisting under the Laws of the Commonwealth of Pennsylvania and has all necessary limited partnership power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Partnership is duly licensed or qualified to do business and, to the extent applicable, is in good standing or subsisting in each jurisdiction in which the property owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing or subsisting would not have a Material Adverse Effect.

(b) Each Subsidiary of the Partnership is duly formed or organized, validly existing and, to the extent applicable, in good standing under the Laws of the state of its formation or organization, as applicable, and has all necessary company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Each Subsidiary is duly licensed or qualified to do business and, to the extent applicable, is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not be material. All actions to be taken by such Subsidiary in connection with this Agreement will be duly authorized on or prior to the Closing.

(c) The Partnership has made available to Parent and Purchaser in the Data Room accurate and complete copies of the Governing Documents of the Partnership, each as amended as of the date hereof and in full force and effect as of the date hereof. The Partnership has not violated its Governing Documents in any material respect.

(d) The Partnership has all requisite limited partnership power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform each of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. The Partnership’s execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by the Partnership of each of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by (i) holders of not less than a majority (50.1%) of the outstanding membership interests in Valley Forge Convention Center Partners GP, LLC, and (ii) the Selling Partners holding not less than a majority (50.1%) of the outstanding Partnership Interests (the vote set forth in (i) and (ii) collectively referred to as the “Required Vote”). Other than the Required Vote, no additional approval, authorization or consent is required by any of the Partnership or Valley Forge Convention Center Partners GP, LLC, or any equity or interest holder of either such entity, to authorize and approve the Agreement by the Partnership and the transactions contemplated hereby to be performed by the Partnership. This Agreement has been, and each other Ancillary Agreement to which the Partnership is a party will be at or prior to the Closing, duly executed and delivered by the Partnership, and (assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement) constitutes, and each such Ancillary Agreement, when so executed and delivered, or will constitute, a legal, valid and binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.02 Partnership Interests.

(a) Section 5.02(a) of the Partnership Disclosure Letter sets forth the complete and accurate ownership of the Partnership Interests;

(b) the Partnership Interests constitute all of the issued and outstanding equity interests of the Partnership, and none of the Partnership Interests are certificated;

(c) all of the Partnership Interests are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws;

(d) the Partnership has not, since the date of its organization, repurchased, redeemed or otherwise reacquired (or agreed, committed or offered (in writing or otherwise) to repurchase, redeem or otherwise reacquire) any of its equity interests and there are no equity interests or any other form of equity of the Partnership reserved for issuance;

(e) other than as set forth in the Governing Documents, there are no outstanding or authorized subscriptions, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the equity interests of the Partnership or obligating the Partnership to issue, grant, deliver, repurchase, redeem or sell, or cause to be issued, granted, delivered, sold, repurchased or redeemed any equity interests, or any other interest or form of equity in, the Partnership;

(f) the Partnership does not have any outstanding equity appreciation, phantom equity, profit participation or similar rights; and

(g) other than as set forth in the Governing Documents, there are no voting trusts, partner agreements or other agreements or understandings in effect with respect to the voting or transfer of any of the Partnership Interests.

Section 5.03 Subsidiaries. Section 5.03 of the Partnership Disclosure Letter sets forth the name and jurisdiction of incorporation or organization of each Subsidiary of the Partnership (each, a “Partnership Subsidiary”). Each Partnership Subsidiary is a limited liability company or limited partnership duly organized or formed, validly existing and in good standing (or an equivalent concept, if applicable) under the laws of the jurisdiction of its organization or formation. Each Partnership Subsidiary has all requisite limited liability company or limited partnership power and authority to carry on its business as now conducted, and is duly qualified to transact business and is in good standing (or an equivalent concept, if applicable) in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. The Partnership owns all of the outstanding securities or partnership interests of each Partnership Subsidiary. Except for each Partnership Subsidiary, the Partnership does not currently own, directly or indirectly, any capital stock, partnership interests or other equity interests in any corporation, association, trust, partnership, limited liability company, limited liability partnership or other entity.

Section 5.04 No Conflicts; Consents. The execution, delivery and performance by the Partnership of this Agreement and each other Ancillary Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not, (a) result in a violation or breach of any provision of the Governing Documents of the Partnership, (b) result in a material violation or breach of any provision of any Law, Permit or Order applicable to the Partnership, (c) except as set forth in Section 5.04 of the Partnership Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a material violation or breach of, constitute a default under or result in the acceleration of any Material Contract or (d) result in the creation of any Lien on any of the Partnership Interests, except any matters described in clause (c) above that would not have a material adverse impact on the ability of Partnership to enter into and perform its obligations under this Agreement. Other than the Gaming Approvals and the HSR Approvals and such other consents, approvals, Permits, Orders, declarations, filings or notices which the failure to obtain, individually or in the aggregate, would not materially impede or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, no consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to the Partnership in connection with the execution and delivery of this Agreement or any Ancillary Agreement and the consummation of the transactions contemplated hereby or thereby.

Section 5.05 Financial Statements.

(a) Copies of the Partnership’s consolidated audited financial statements, including all related notes and schedules and consisting of the balance sheets of the Partnership and the Partnership Subsidiaries as at December 31 in each of the years 2014, 2015 and 2016 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and consolidated unaudited financial statements consisting of the balance sheet of the Partnership as at November 30, 2017 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the eleven (11)-month period then ended (the “Interim Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”), have been delivered or made available to Parent and Purchaser in the Data Room. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present in all material respects the financial condition of the Partnership as of the respective dates they were prepared and the results of the operations of the Partnership for the periods indicated. The balance sheet of the Partnership as of December 31, 2016 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Partnership as of November 30, 2017 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b) The books and accounts and other financial records of the Partnership and the Partnership Subsidiaries have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions in the Ordinary Course of Business, and the revenues, expenses, assets and liabilities of the Partnership have been properly recorded therein in all material respects. The Partnership maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Since January 1, 2014, the Partnership has not received from its independent auditors any oral or written notification of a (x) “significant deficiency” that has not been remediated or (y) “material weakness” in its internal controls. All of the accounts receivable of the Partnership and the Partnership Subsidiaries represent bona fide transactions that arose in the Ordinary Course of Business and are carried at values determined in accordance with GAAP consistently applied. Any allowance for collection losses was established in the Ordinary Course of Business in accordance with GAAP. No Person has any Liens on any accounts receivable of the Partnership of the Partnership Subsidiaries, and no request or agreement for deduction or discount has been made with respect to any such accounts receivable.

(c) Section 5.05(c) of the Partnership Disclosure Letter sets forth an accurate and complete breakdown of (i) the outstanding accounts payable and accrued expenses of the Partnership and the Partnership Subsidiaries as of November 30, 2017; and (ii) any customer deposits or other deposits held by the Partnership and the Partnership Subsidiaries as of November 30, 2017.

Section 5.06 Undisclosed Liabilities; Indebtedness.

(a) The Partnership has no liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date, (ii) those which have been incurred in the Ordinary Course of Business since the Interim Balance Sheet Date, and (iii) those incurred in connection with the transactions contemplated by this Agreement.

(b) Section 5.06(b) of the Partnership Disclosure Letter sets forth, as of the date of this Agreement, all Indebtedness of the Partnership. There is no Indebtedness between or among the Partnership, on the one hand, and any of the Selling Partners, on the other. Immediately after giving effect to the transactions contemplated on the Closing, the Partnership will have no outstanding Indebtedness.

Section 5.07 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by the Agreement or as set forth on Section 5.07 of the Partnership Disclosure Letter, since the Interim Balance Sheet Date, the Partnership has operated in the Ordinary Course of Business in all material respects and there has not been, with respect to the Partnership, any:

(a) Material Adverse Effect;

(b) amendment of the Governing Documents of the Partnership;

(c) issuance, sale or other disposition of any of its equity interests, or a grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its equity interests;

(d) dividend, payment of any distributions to its equity holders or purchase or redemption of any Partnership Interests;

(e) material change in any method of accounting or accounting practice of the Partnership, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements;

(f) incurrence, assumption or guarantee of any indebtedness for borrowed money in an aggregate amount exceeding $50,000;

(g) sale, license, or other disposition of any of its assets or properties, except in the Ordinary Course of Business;

(h) increase in the compensation or benefits of its Employees (other than (i) increases in compensation resulting from customary merit increases and year-end bonuses made in the Ordinary Course of Business and (ii) to provide, at the Partnership’s expense, a stay bonus to key management employees who are critical to the continued operation of the Business through Closing and post-Closing to transition operations to Purchaser), or take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its Employees or other service providers;

(i) adoption, amendment or modification of any Benefit Plan, the effect of which in the aggregate would increase the obligations of the Partnership by more than five percent (5%) of its existing annual obligations to such plans;

(j) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(k) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law; or

(l) agreeing, or otherwise becoming obligated, to do any of the foregoing in clauses (a) through (k), or any action or omission that would result in any of the foregoing.

Section 5.08 Material Contracts.

(a) Section 5.08(a) of the Partnership Disclosure Letter lists each of the following Contracts to which the Partnership is a party (the Contracts required to be listed therein, excluding all Real Property Leases and Third Party Leases required to be listed in Section 5.08(a) of the Partnership Disclosure Letter which are addressed in Section 5.09, collectively, the “Material Contracts”):

(i) each agreement of the Partnership involving aggregate annual payments or consideration to or by the Partnership in excess of Fifty Thousand Dollars ($50,000) or requiring performance by any party more than one (1) year from the date hereof;

(ii) all agreements that relate to the sale of any of the Partnership’s assets, other than in the Ordinary Course of Business;

(iii) all agreements that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case dated on or after January 1, 2014;

(iv) all agreements relating to Indebtedness of the Partnership;

(v) all agreements between or among the Partnership on the one hand and any Selling Partner or any Affiliate of a Selling Partner (other than the Partnership) on the other hand;

(vi) all collective bargaining agreements or agreements with any labor organization, union or association to which the Partnership is a party;

(vii) all agreements that relate to a partnership, joint venture or joint development arrangement with any other Person;

(viii) all agreements that restrict the Partnership (A) from participating or competing in any line of business, market or geographic area, (B) from freely setting prices and other terms, including any agreement that incorporates most favored customer pricing, or (C) from soliciting potential employees, consultants, contractors or other suppliers or customers;

(ix) all agreements that include any grant of an Intellectual Property License (A) by the Partnership; or (B) to the Partnership other than third party commercially available internal-use software or “software-as-a-service” products licensed or provided to the Partnership under standard, non-exclusive, end-user object code license agreements and licenses for “open source” software;

(x) all agreements under which the Partnership grants any exclusive rights, rights of refusal or rights of first negotiation to any Person;

(xi) all settlement agreements (including any agreement under which any employment-related claim is settled) entered into since January 1, 2014 which results in payments by the Partnership in excess of Fifty Thousand Dollars ($50,000) or that include any continuing material obligation of the Partnership from and after the Effective Date;

(xii) all agreements with a Governmental Authority;

(xiii) all agreements that involve sharing of profits with other Persons or payment of royalties to any other Person;

(xiv) all agreements with Material Suppliers;

(xv) any agreement obligating the Partnership to make capital expenditures in excess of Fifty Thousand Dollars ($50,000);

(xvi) any agreement that contains a put, call, right of first offer, right of first refusal, redemption, repurchase or other similar right applicable to the Partnership;

(xvii) any other agreement that is material to the Partnership or its business, operations, financial condition, properties or assets; and

(xviii) all agreements involving the granting of any material easements, covenants, conditions or restrictions affecting any real property owned or leased by the Partnership.

(b) Correct and complete copies of each Material Contract has been delivered to or made available to Parent and Purchaser in the Data Room no later than three (3) Business Days prior to the Effective Date. (i) All Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the Partnership, and, to the Knowledge of the Partnership, represent the legal, valid and binding obligations of the other parties thereto, (ii) the Partnership is not in material breach of, or default under, any Material Contract, (iii) the Partnership has not received any written claim or notice of material breach of or material default under any Material Contract, and (iv) to the Knowledge of the Partnership, no event has occurred, individually or in the aggregate, which would reasonably be expected to result in a Material Adverse Effect, a material breach of or a material default under any Material Contract by the Partnership or, to the Knowledge of the Partnership, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 5.09 Real Property.

(a) Section 5.09(a) of the Partnership Disclosure Letter sets forth, as of the Effective Date, the complete and accurate: (i) street address, effective date, and termination date of each parcel of Leased Real Property, and a list of all leases for each parcel of Leased Real Property (collectively, “Real Property Leases”), including the identification of the lessee and lessor thereunder and all security deposits, letters of credit or other security made in connection therewith; and (ii) a list of all leases, licenses and other agreements to which the Partnership is a party which permit any third party to use or occupy any portions of the Real Property (excluding hotel rooms, meeting rooms, banquet rooms and other hotel/casino facilities in the Ordinary Course of Business) (the “Third Party Leases”).

(b) With respect to the Owned Real Property, (i) other than the right of first refusal in favor of Radisson contained in the Radisson Agreement, the Partnership is not a party to any outstanding options, rights of first refusal, rights of first offer, rights of reverter or other third party rights to purchase the Owned Real Property or any portion thereof or interest therein, (ii) other than the Third Party Leases and the Permitted Liens entered into as of the Effective Date and those permitted by this Agreement, the Partnership is not a party to any contract for the purchase, sale, exchange or transfer of any interest in the Owned Real Property, (iii) none of the Permitted Liens, individually or in the aggregate, will materially impair the use and operation of any Owned Real Property for the Partnership’s business and operations as currently conducted, and (iv) the Partnership does not own any real property (other than the Owned Real Property owned by the Property Owner) in connection with the business of the Partnership.

(c) With respect to the Leased Real Property, as of the Effective Date (i) all Real Property Leases are valid and in full force and effect in accordance with their terms, (ii) the rents set forth in each Real Property Lease are the actual rentals being paid, and all rents due and payable under the Real Property Leases have been paid and no portion of any rent has been paid for any period more than thirty (30) days in advance, (iii) there are no lease brokerage agreements or leasing commission agreements entered into by the Partnership in connection with any Real Property Lease that will remain in effect after Closing and that provide for payment by the Partnership of any amounts in connection with entering into any Real Property Lease, except as set forth on Section 5.09(c) of the Partnership Disclosure Letter, (iv) the Partnership is not in material default under any Real Property Lease which has not been remedied within the applicable cure period and no event has occurred which, with notice or time, would constitute a material breach or material default by the Partnership or permit termination, modification or acceleration of rent by a landlord under any Real Property Lease which has not been remedied within the applicable cure period, (vi) to Partnership’s Knowledge no lessor is in default (beyond any applicable cure period) of any material obligation under any of the Real Property Leases, (vii) except for Third Party Leases and Permitted Liens entered into as of the Effective Date and those permitted by this Agreement, the interest of the Partnership in the Leased Real Property has not been subleased, licensed, or assigned or collaterally assigned by the Partnership (except for collateral assignments as security for Indebtedness that, pursuant to the terms of this Agreement, is required to be repaid on or prior to the Closing hereunder), (viii) the Partnership is not obligated to construct any material tenant improvements or other alterations in connection with its initial acceptance of the premises pursuant to the terms of any of the Real Property Leases, except for improvements or alterations that have been constructed prior to the Effective Date, (ix) to Partnership’s Knowledge, the Partnership has not received any written notification from any lessor under any Real Property Lease asserting any material default which has not been remedied, (xi) the Leased Real Property constitutes all of the real property leased by the Partnership in connection with the business of the Partnership. As of the Effective Date, the Partnership has made available to Purchaser true, correct and complete copies of each Real Property Lease. Notwithstanding anything to the contrary contained in this Agreement, the Partnership does not represent or warrant that any of the landlords under the Real Property Leases will have performed their obligations thereunder and, except with respect to the Real Property Leases for which estoppel certificates are required to be delivered upon the Closing in accordance with Section 8.2(h), the Partnership does not represent or warrant that any particular Real Property Lease will be in force or effect at Closing. The termination of any Real Property Lease (other than the Real Property Leases for which estoppel certificates are required to be delivered upon the Closing in accordance with Section 8.2(h)) prior to the Closing by reason of the landlord’s default or the landlord’s bankruptcy shall not affect the obligations of Parent and Purchaser under this Agreement in any manner or entitle Parent or Purchaser to an abatement of or credit against the Merger Consideration or give rise to any other claim on the part of Parent or Purchaser

(d) With respect to the Third Party Leases, (i) there are no lease brokerage agreements or leasing commission agreements entered into by the Partnership that will remain in effect after Closing and that provide for payment by the landlord of the Real Property of any amounts for procuring tenants with respect to the Real Property, except as set forth on Section 5.09(d) of the Partnership Disclosure Letter (the “Brokerage Agreements”), (ii) to Partnership’s Knowledge no tenant is in default (beyond any applicable cure period) of its monetary obligations or any other material obligation under any of the Third Party Leases, except as set forth on Section 5.09(d) of the Partnership Disclosure Letter, (iii) to Partnership’s Knowledge, the Partnership has not received any written notification from any tenants asserting any claims, defenses or offsets to rent accruing from and after the date of Closing. Notwithstanding anything to the contrary contained in this Agreement, the Partnership does not represent or warrant that any particular Third Party Lease will be in force or effect at Closing or that the tenants under the Third Party Leases will have performed their obligations thereunder. The termination of any Third Party Lease prior to Closing by reason of the tenant’s default or the tenant’s bankruptcy shall not affect the obligations of Parent and Purchaser under this Agreement in any manner or entitle Parent or Purchaser to an abatement of or credit against the Merger Consideration or give rise to any other claim on the part of Parent or Purchaser.

(e) With respect to the Real Property, (i) the Partnership has not received any written notice of any condemnation proceedings or eminent domain proceedings are pending nor, to Partnership’s Knowledge, is such a proceeding threatened against any Real Property, (ii) no material default by the Partnership under any covenant, easement or restriction affecting or encumbering any Real Property or any portion thereof has occurred that remains outstanding and uncured that would reasonably be expected to have a material impact on the Partnership’s business and operations as currently conducted, (iii) the Partnership has not received any written notification from any Governmental Authority that the Real Property is in violation of any Laws, including applicable housing, fire, health, safety, use, occupancy, zoning or other laws, where such violation remains outstanding, and (iv) as of the Effective Date, to the Partnership’s Knowledge, no assessment on the Real Property for public improvements is proposed or pending.

(f) Since December 31, 2016, neither the Real Property nor any portion thereof has been damaged or injured as a result of any fire, explosion, accident, flood or other casualty except for any such damage or injury that is fully insured (subject to any deductible) under the policies of insurance maintained by the Partnership identified on Section 5.11(a) of the Partnership Disclosure Letter as to which the Partnership has duly and timely tendered notice of a claim and has diligently pursued recovery thereof and as to which the Partnership has applied all recoveries thereon towards the restoration of the damaged or injured portion of such Real Property in accordance with applicable Laws to substantially the same condition as existed prior to such damage or injury and to the Partnership’s other losses and damages resulting therefrom.

Section 5.10 Intellectual Property.

(a) Section 5.10(a) of the Partnership Disclosure Letter sets forth a correct and complete list of all applications and registrations for all Intellectual Property owned by or exclusively licensed to the Partnership, including for each item listed, as applicable, the jurisdiction, the application number, and the registration number, and for each domain name registration, the applicable registrar, the name of the registrant, and the expiration date for the registration (the “Registered Intellectual Property”). Section 5.10(a) of the Partnership Disclosure Letter also sets forth a list of any material unregistered Trademarks owned by or exclusively licensed to the Partnership. All Registered Intellectual Property is valid and enforceable and all necessary registration, maintenance and renewal fees have been paid, and all necessary documents have been filed, with respect to the Registered Intellectual Property. No Proceeding is pending or, to Knowledge of the Partnership, is threatened, with respect to the Registered Intellectual Property.

(b) The Partnership (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and (ii) holds a valid and enforceable license to all Partnership Intellectual Property that is not Owned Intellectual Property (collectively, the “Licensed Intellectual Property”). Following the Closing, the Partnership will continue to have the same rights (under such contracts) to all Partnership Intellectual Property as the same are currently used or practiced by the Partnership. Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will cause or require (including under any Contract to which the Partnership is bound) Purchaser or any of its Affiliates to grant to any other Person any Intellectual Property License or other right with respect to or under any of Purchaser’s or its Affiliates’ Intellectual Property.

(c) (i) Neither the conduct of the Business (as currently conducted or proposed to be conducted following the Closing) nor, to the Knowledge of the Partnership, any products or services offered or provided by, or other activities of, the Partnership has or will infringe, misappropriate or otherwise violate the Intellectual Property of any Person. To the Knowledge of the Partnership, no Person is infringing, misappropriating or otherwise violating the Owned Intellectual Property. The Partnership has not received any written (or, to the Knowledge of the Partnership, oral) communications (i) alleging that the Partnership has infringed, misappropriated or otherwise violated the Intellectual Property of any other Person, or (ii) or inviting the Partnership to take a license under any Intellectual Property.

(d) The Partnership takes and has taken commercially reasonable measures, generally consistent with industry standards, to safeguard and maintain the secrecy and confidentiality the Proprietary Information that is included in the Partnership Intellectual Property. The Partnership is not aware of any unauthorized use or disclosure of such Proprietary Information.

(e) The IT Systems are adequate and sufficient for the operations of the Partnership. The Partnership has taken reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems. During the two (2)-year period prior to the Effective Date, (A) there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Partnership and (B) there has been no unauthorized access to or use of any IT Systems.

Section 5.11 Insurance.

(a) Section 5.11(a) of the Partnership Disclosure Letter sets forth a list, as of the date hereof, of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance maintained by the Partnership or with respect to which the Partnership is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”).

(b) A detailed summary of the Insurance Policies, and a correct and complete copy of each Insurance Policy, has been made available to Parent and Purchaser in the Data Room.

(c) Each Insurance Policy maintained by the Partnership is legal, valid, binding and enforceable in accordance with its terms and, except for Insurance Policies maintained by the Partnership that have expired under their terms in the Ordinary Course of Business, is in full force and effect and all premiums due on such Insurance Policies have been timely paid. The Partnership is not in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Partnership’s Knowledge, no event has occurred which, with notice or the lapse of time, will constitute such a material breach or material default, or permit termination or modification, under an Insurance Policy maintained by the Partnership. No written or, to the Knowledge of the Partnership, other notice of cancellation or termination or revocation or that any such Insurance Policy is no longer in full force or effect has been received by the Partnership.

(d) The Partnership has timely filed claims with applicable insurers with respect to all material matters relating to its assets and occurrences for which it has coverage and there are no open material claims that have been denied by any providers under an Insurance Policy or for which any such provider has issued a reservation of rights letter.

Section 5.12 Legal Proceedings; Orders.

(a) There are no Proceedings pending or threatened by the Partnership, or proceedings pending or, to the Knowledge of the Partnership, threatened against the Partnership, or affecting any of its respective properties or assets and, to the Partnership’s Knowledge, there is no reasonable basis therefor. The Partnership does not have any Proceeding pending or threatened against any other Person, and to Partnership’s Knowledge, there is no reasonable basis therefor.

(b) To the Knowledge of the Partnership, there are no outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting the Partnership or any of its respective properties or assets. No Governmental Authority (including any Gaming or Racing Authority) has since January 1, 2014, challenged or questioned in writing the legal right of the Partnership to conduct its operations as presently or previously conducted. There is no investigation pending or, to the Partnership’s Knowledge, threatened against the Partnership affecting any of its respective properties or assets.

Section 5.13 Compliance With Laws; Permits.

(a) The Partnership is in compliance in all material respects with all Laws (including Gaming Laws) applicable to it or its business, properties or assets. Since January 1, 2014, the Partnership has not received written, or to the Partnership’s Knowledge, other notice of any default or violation of any Gaming Laws, except as provided in the Data Room no later than one (1) Business Day prior to the Effective Date.

(b) All material Permits required for the Partnership and, to the Knowledge of the Partnership, each director, officer and key employee of the foregoing, to conduct the current business of the Partnership have been obtained. Each such Permit is in full force and effect in accordance with its terms. No outstanding written or, to the Partnership’s Knowledge, other notice of revocation, cancellation or termination of such Permit has been received by the Partnership, and there are no Actions pending or, to the Partnership’s Knowledge, threatened that seek the revocation, cancellation or termination of such Permit. The Partnership is in material compliance with such Permits applicable to it.

(c) Section 5.13(c) of the Partnership Disclosure Letter sets forth a correct and complete list of the Partnership’s Gaming Licenses. To the Partnership’s Knowledge, there are no facts which if known to any Gaming Authority which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of the Partnership’s Gaming Licenses. The Partnership has not suffered a suspension, denial, non-renewal, material limitation or revocation of any Gaming License since January 1, 2014 and, to the Knowledge of the Partnership, there is no reasonable basis therefor. The Partnership has made available to Parent and Purchaser in the Data Room correct and complete copies of all Permits and Gaming Licenses.

(d) The Partnership has not, nor, to the Knowledge of the Partnership, has any of the Selling Partners or its or their Representatives, in any manner related the Partnership, (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was or was likely to or expected to be in a position to help or hinder the Partnership (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for the purpose of facilitating any of the matters set forth in clause (i) above. Since January 1, 2014, the Partnership has at all times complied with all statutory and regulatory requirements relating to export controls, trade sanctions and anti-corruption provisions under applicable Laws (including the Foreign Corrupt Practices Act of 1977 of the United States of America (Pub. L. No. 95-213 §§ 101-104 et seq.).

(e) The Partnership, together with any of its Representatives, in any manner related the Partnership, (x) has not violated, and is not in violation in any material respect of, any Anti-Money Laundering Laws, including, without limitation, any applicable financial record keeping and reporting requirements, rules, regulations, and guidelines, and (y) has not been convicted of, has not been charged with, and neither is nor has it been under audit or investigation by, a Governmental Authority for violations of, and has not been assessed civil penalties or had any of its funds seized or forfeited in an action under, any Anti-Money Laundering Laws. The Partnership has established procedures and controls with respect to the Business which it reasonably believes are adequate (and otherwise comply with applicable Law) to ensure that the Business is and will continue to be in compliance with all applicable Anti-Money Laundering Laws. The Partnership has in place with respect to the Business, and at all times has had in place with respect to the Business, a written anti-money laundering program and a written customer identification program in compliance in all material respects with applicable Law, and has complied in all material respects with the terms of such programs.

(f) The Partnership has not been subject to any fines, civil penalties, or damage resulting from actual or potential violations of the Americans with Disabilities Act of 1990 (the “ADA”) during the seven (7) year period prior to the Effective Date.

Section 5.14 Environmental Matters.

(a) The Partnership is and has been at all times since January 1, 2014, in material compliance with all Environmental Laws and has not received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written, or to the Partnership’s Knowledge, other request for information pursuant to Environmental Law.

(b) The Partnership has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 5.14(b) of the Partnership Disclosure Letter) necessary for the Partnership, lease, operation or use of the business or assets of the Partnership. Each Environmental Permit is in full force and effect in accordance with its terms. No outstanding written or, to the Partnership’s Knowledge, other notice of revocation, cancellation or termination of any Environmental Permit has been received by the Partnership and there are no Actions pending or, to the Knowledge of the Partnership, threatened that seek the revocation, cancellation or termination of any Environmental Permit.

(c) No Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d) There has been no Release of Hazardous Substances at, in, on, or under any Real Property, in each case except in compliance with Environmental Laws. The Partnership has not received an Environmental Notice that any Real Property (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Substances. There is no Action pending or, to the Partnership’s Knowledge, threatened, against the Partnership that allege a material violation of, or responsibility under, any Environmental Law. The Partnership is not subject to any unresolved judgment, consent decree or judicial order relating to compliance with Environmental Laws (including any Environmental Permits) or the investigation, sampling, monitoring, treatment, remediation, storage, removal or cleanup of Hazardous Substances.

(e) The Partnership has previously made available to Parent and Purchaser in the Data Room copies of all Environmental Permits and the most recent environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the business or assets of the Partnership or any Real Property which are in the possession or control of the Partnership.

Section 5.15 Employee Benefit Matters.

(a) Section 5.15(a) of the Partnership Disclosure Letter contains a list of each employee benefit plan (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA) and each benefit, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, equity-related compensation, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more Employees, former Employees, current or former directors or other service providers and managers of the Partnership or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by the Partnership, or under which the Partnership or any of its ERISA Affiliates may have any obligation or liability (whether actual or contingent) (as listed on Section 5.15(a) of the Partnership Disclosure Letter, each, a “Benefit Plan”). With respect to each Benefit Plan, the Partnership has made available correct and complete copies of (or, to the extent no such copy exists, a description of), to the extent applicable, (i) all plan documents and amendments thereto, (ii) all material trust agreements, insurance contracts and other funding arrangements, and (iii) the most recent annual financial report, trustee report, audit report, or actuarial report. With respect to any Self-Insured Benefit Plan, the Partnership has made available correct and complete copies of claims data since the date of inception of such Self-Insured Benefit Plan.

(b) Each Benefit Plan and related trust complies in all material respects with all applicable Laws (including ERISA, the Code and applicable local Laws). Each Benefit Plan (other than a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) described in Section 5.15(c)) that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service. All benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid or accrued in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP, except where the failure to timely pay or accrue such benefits, contributions and premiums would not result in a material Liability to the Partnership.

(c) Except as set forth on Section 5.15(c) of the Partnership Disclosure Letter, neither the Partnership nor any of its ERISA Affiliates has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) an arrangement that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Liability under Title IV of ERISA has been incurred by the Partnership or any of its ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to cause the Partnership or any of its ERISA Affiliates to incur a Liability thereunder. Except as set forth on Section 5.15(c) of the Partnership Disclosure Letter, neither the Partnership nor any of its ERISA Affiliates has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or a “funded welfare plan” within the meaning of Section 419 of the Code.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) (i) There is no pending or, to Partnership’s Knowledge, threatened action relating to a Benefit Plan (other than routine claims for benefits in the Ordinary Course of Business); and (ii) no Benefit Plan has within the six (6) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(f) No Benefit Plan exists that could: (i) result in the payment to any Person of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Person; or (iii) limit or restrict the ability of Purchaser or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) “excess parachute payments” within the meaning of Section 280G(b) of the Code or (ii) any amount failing to be deductible by reason of Section 280G of the Code. Neither the Partnership nor any ERISA Affiliate is a party to, nor does the Partnership or any ERISA Affiliate have any obligation under, any Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g) Section 5.15(g) of the Partnership Disclosure Letter sets forth each Benefit Plan that is a self-insured group welfare benefit plan (including any such plan pursuant to which a stop-loss policy or contract applies) (a “Self-Insured Benefit Plan”). Each Self-Insured Benefit Plan is subject to a stop-loss insurance policy under which the Partnership is an insured party and the Partnership has complied with all the terms and conditions of such stop-loss policy and has timely paid all premiums owing with respect to such stop-loss policy through the Effective Date. The consummation of the Transaction will not cancel, impair, or reduce amounts payable under any such stop-loss insurance policy. To the Partnership’s Knowledge, no claim for benefits has been made or is expected to be made under a Self-Insured Benefit Plan that would trigger stop-loss insurance.

Section 5.16 Employment Matters.

(a) The Partnership is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. Since January 1, 2014, there has not been, nor, to Partnership’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, union organizing activity or other similar labor activity or dispute affecting the Partnership. Since January 1, 2014, there have been no unfair labor practice or labor arbitration proceedings or any demands for recognition or petitions seeking a representation proceeding pending or, to the Knowledge of the Partnership, threatened against the Partnership. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby (either alone or in conjunction with any other event) will require the consent of, or advance notification to, any unions or similar labor organizations with respect to Employees of the Partnership.

(b) Since January 1, 2014, the Partnership has been in compliance with all applicable Laws pertaining to labor, employment and employment practices, terms and conditions of employment, and wages, hours and overtime, classification of employees and independent contractors, health and safety, layoffs and plant closings, immigration, workers’ compensation, affirmative action, equal employment opportunity, employee and data privacy, whistleblower protection and collective bargaining, to the extent they relate to Employees, applicants for employment, and service providers who are not employees of the Partnership. There are no actions, suits, claims, investigations, audits, or other legal proceedings against the Partnership pending, or to the Partnership’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former Employee, applicants for employment and service providers who are not employees of the Partnership, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, wages and hours, immigration, classification of employees and independent contractors, health and safety, layoffs and plant closings, immigration, workers’ compensation, employee and data privacy, whistleblower protection, equal pay or any other employment related matter arising under applicable Laws.

(c) Each Partnership Employee is employed “at will” and may be terminated without cost or liability to the Partnership, the Partnership has no obligation to provide any particular form or period of notice before terminating the employment of any Employees, except as may be required under Law and no Employee has an employment or other similar agreement with the Partnership. To the Partnership’s Knowledge, no Employee of the Partnership intends to terminate his or her employment with the Partnership.

(d) The Partnership has (i) withheld all amounts required by Law to be withheld from the wages, salaries, and other payments to Employees; and (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. The Partnership is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business, consistent with past practice).

(e) Since January 1, 2014, the Partnership has complied with the Worker Adjustment and Retraining Notification Act of 1988 and any similar applicable state or local Law requiring notice to employees in the event of a closing or layoff (the “WARN Act”). Since January 1, 2014, the Partnership has not effectuated a “plant closing” (as defined in the WARN Act or any similar state or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Partnership and there has not occurred a “mass layoff” (as defined in the WARN Act or any similar state or local Law) affecting any site of employment or facility of the Partnership in the United States.

(f) To the Knowledge of the Partnership, no Employees or service providers who are not Employees are in violation of any term of any employment agreement, independent contractor agreement, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer or contracting party relating to the right of any such Employee or independent contractor to be employed or engaged by the Partnership because of the nature of the business conducted by the Partnership or to the use of trade secrets or proprietary information of others.

(g) To the Knowledge of the Partnership, no officer, director, Employee or service provider who is not an Employee intends to terminate his or her employment or other relationship with the Partnership, nor does the Partnership have a present intention to terminate the employment or other relationship of any such Person.

(h) All current Employees are authorized and have appropriate documentation to work in the United States. Section 5.16(h) of the Partnership Disclosure Letter sets forth a correct and complete list of all employees of the Partnership or any of its Subsidiaries who are working in the United States and are not United States citizens or permanent residents, along with a designation of each such Employee’s work authorization. Each of the Employees required to be listed in Section 5.16(h) of the Partnership Disclosure Letter is authorized under applicable United States immigration Laws to work in his or her current position for the Partnership.

(i) Set forth in Section 5.16(i) of the Partnership Disclosure Letter are the Partnership’s timekeeping and tip crediting policies and procedures for Employees. Since January 1, 2014, the Partnership has been in compliance with these timekeeping policies and procedures, Employees have recorded all hours worked, and the Partnership has paid all minimum and overtime wages due to Employees and properly calculated the appropriate tip credit where applicable.

(j) Section 5.16(j) of the Partnership Disclosure Letter contains the following information in separate lists for all (i) Employees, (ii) temporary employees and service providers who are not Employees, and (iii) interns as of November 30, 2017 (as applicable): (A) name, job title or position, entity employing or engaging such Person and date of hire; (B) the base salary or current wages; (C) employment status (i.e., active or on leave or disability; full-time or part-time), (D) exempt or non-exempt designation; (E) incentive compensation opportunity, and (F) target bonus amounts.

Section 5.17 Taxes.

(a) All Tax Returns required to be filed by or on behalf of the Partnership have been timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed (taking into account any valid extensions of time in which to make such filings). Such Tax Returns are correct and complete in all respects. The Partnership is not currently the beneficiary of any extension of time within which to file any Tax Return other than any automatic extension of time to file any Tax Return that is allowable under applicable Law. All Taxes due and owing by the Partnership (whether or not required to be shown on any Tax Return) have been timely paid in full. The unpaid Taxes of the Partnership (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of the Partnership in filing its Tax Returns.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Partnership.

(c) There are no, and have not been any, audits, actions, suits, claims, investigations or other legal proceedings by any Tax Authority against the Partnership.

(d) The Partnership is not a party to or bound by any obligation under any Tax sharing, allocation, indemnification or similar agreement.

(e) All Taxes which the Partnership is obligated to withhold from amounts owing to any partner, employee, creditor or third party have been timely paid or set aside for timely payment to the appropriate Tax Authority.

(f) There are no liens on the assets of the Partnership relating or attributable to Taxes, except for statutory liens for Taxes not yet due and payable and for which reserves have been established in accordance with generally accepted accounting principles.

(g) No claim has ever been made by a Tax Authority in writing in any jurisdiction where the Partnership does not file a particular type of Tax Return or pay a particular type of Tax that the Partnership is required to file such Tax Return or may be required to pay such Tax in such jurisdiction.

(h) The Partnership will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) entered into on or prior to the Closing Date, or (D) a change in the method of accounting for a period ending prior to or including the Closing Date.

(i) The Partnership has not engaged in a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b). No Tax Return filed by or on behalf of the Partnership has contained, or was required to contain, a disclosure statement under Section 6662 of the Code (or any similar provision of state, local or foreign Law).

(j) The Partnership (i) does not have any liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person, including as transferee or successor, by contract (other than customary agreements not primarily related to Taxes entered into in the Ordinary Course of Business) or otherwise and (ii) has not been a party to a Tax sharing, protection, indemnification, allocation or similar agreement (other than customary agreements not primarily related to Taxes entered into in the Ordinary Course of Business).

(k) The Partnership is, and at all times since its formation has been, classified as a partnership for U.S. federal income tax purposes and has not made any election to the contrary.

(l) Except for certain representations relating to Taxes in Section 5.15, the representations and warranties set forth in this Section 5.17 are the sole and exclusive representations and warranties regarding Tax matters made by the Partnership.

Section 5.18 Brokers. The Partnership has not employed, and no Person has acted directly or indirectly as, a broker, financial advisor or finder for the Partnership and the Partnership has not incurred any liability for, and no Person is entitled to, any brokerage fees, commissions or finder’s fees in connection with the Transaction.

Section 5.19 Sufficiency of Assets.

(a) Each material item of tangible personal property owned and operated, or leased and operated, by the Partnership (i) is in good repair and good operating condition, ordinary wear and tear excepted, or (ii) is suitable for immediate use in the Ordinary Course of Business. The owned and leased items of tangible personal property of the Partnership, together with the Owned Real Property, Leased Real Property, owned Intellectual Property and Licensed Intellectual Property is sufficient in all material respects for the Partnership’s business and operations as currently conducted.

(b) The assets and properties owned, leased or licensed by the Partnership constitute all of the properties used by the Partnership to conduct its business and operations as currently conducted in all material respects.

Section 5.20 Related Party Transactions. Except as set forth in Section 5.20 of the Partnership Disclosure Letter, no current or former officer, manager, director, member, partner, or shareholder of any Selling Partner, or officer or manager of the Partnership, or any Affiliate of any of the foregoing, (a) is a party to any Contract with or binding upon the Partnership or any of their respective properties or assets, (b) has any ownership interest in any property owned, leased or otherwise used by the Partnership, (c) owes any amount to the Partnership, or (d) to the Partnership’s Knowledge, has any direct or indirect ownership interest in any Person that does business with or has any contractual arrangement with, or that competes with, the Partnership. Section 5.20 of the Partnership Disclosure Letter sets forth a correct and complete list of the Selling Partner Related Party Agreements. For purposes of this Section 5.20, the term “Affiliate” shall include, in the case of Persons that are natural persons, each member of the immediate family of such individuals and each Affiliate thereof.

Section 5.21 Bank Accounts; Authorized Signatories. Section 5.21 of the Partnership Disclosure Letter sets forth a correct and complete list of each account maintained by or for the benefit of the Partnership at any bank or other financial institution, including the name of the bank or financial institution and the account number. Section 5.21 of the Partnership Disclosure Letter includes a correct and complete list of each Person, with respect to each account, that is authorized to act in the name or on behalf of the Partnership, by power of attorney or otherwise, and no other Person has access to or any other rights regarding any of the accounts.

Section 5.22 Privacy; Security.

(a) “Personal Data” means, in addition to any definition provided by the Partnership for any similar term (e.g., “personally identifiable information,” “protected health information,”

“PHI” or “PII”) in any Partnership privacy policy or other public-facing statement, any information that relates to an identified or identifiable individual or device, including, but not limited to, name, address, telephone number, email address, username and password, photograph, government-issued identifier, or any other data used or intended to be used to identify, contact or precisely locate an individual, in each case, that is collected, stored, used, disclosed, transferred or handled by or on behalf of the Partnership.

(b) The Partnership has written privacy and security policies that govern its collection, storage, use, disclosure and transfer of Personal Data and that comply in all material respects with applicable Laws. The Partnership has complied in all material respects with its privacy and security policies and applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, use, disclosure and transfer of Personal Data, and including with respect to any Personal Data collected or processed by or on behalf of the Partnership by any third party. The Partnership has complied with the security standards for the protection of payment card data with which payment card companies require merchants to comply, including, but not limited to, the Payment Card Industry Data Security Standards currently in effect and as may be updated from time to time (collectively, the “PCI Standards”), with respect to any payment card data collected or handled by or on behalf of the Partnership.

(c) The Partnership has in place and has complied in all material respects with all contractual requirements and privacy policies that are designed to protect (i) the security, confidentiality and integrity of Personal Data, (ii) the security, confidentiality and integrity of transactions executed through the Partnership’s information technology systems, and (iii) the security, confidentiality and integrity of all information for which the Partnership has an obligation of confidentiality (“Other Confidential Information”). Without limiting the foregoing, the Partnership has implemented and monitors commercially reasonable administrative, technical and physical safeguards consistent with prevailing industry standards to protect Personal Data against loss, damage, and unauthorized access, acquisition, use, disclosure, modification, or other misuse. The Partnership has implemented commercially reasonable business continuity, back up and disaster recovery technology and procedures.

(d) Since January 1, 2014, there has been no unauthorized or improper access to, acquisition, use, or disclosure of Personal Data or Other Confidential Information maintained by or on behalf of the Partnership. No Person (including any Governmental Authority) has made any written or, to the Partnership’s Knowledge, other claim or commenced any Action with respect to unauthorized or improper access to, acquisition, use, or disclosure of Personal Data or Other Confidential Information maintained by or on behalf of the Partnership to any unauthorized third party.

(e) The execution, delivery and performance of this Agreement and the other Ancillary Agreements, as well as the consummation of the transactions contemplated hereby and thereby, comply with applicable Laws and the Partnership’s applicable privacy policies in effect at any time. The Partnership is not subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit Parent or any Affiliate thereof from receiving or using Personal Data in the manner in which the Partnership receives and uses such Personal Data prior to the Closing.

(f) In connection with each third-party servicing, outsourcing or similar arrangement involving Personal Data provided by or on behalf of the Partnership, the Partnership has contractually obligated any service provider to (i) comply with the Laws applicable with respect to Personal Data, (ii) take reasonable steps to protect and secure Personal Data from unauthorized disclosure, (iii) restrict use of Personal Data to those authorized or required under the servicing, outsourcing or similar arrangement, and (iv) certify or guarantee the return or adequate disposal of Personal Data.

(g) Except for disclosures of information required by applicable Laws, authorized by the provider of Personal Data or provided for in the Partnership’s privacy policies, the Partnership has not sold, rented or otherwise made available, and does not sell, rent or otherwise make available, to third parties any Personal Data.

Section 5.23 Material Suppliers. Section 5.23 of the Partnership Disclosure Letter lists the twenty (20) largest suppliers to the Partnership (measured by total goods and services sold to the Partnership) for the year ended December 31, 2016 and for the eleven (11)-month period ended November 31, 2017 (collectively, the “Material Suppliers”). No Material Supplier has cancelled or otherwise terminated its relationship with the Partnership, or otherwise materially adversely changed the pricing or terms of any applicable contract. No Material Supplier has notified the Partnership in writing that it intends to materially reduce the rate at which, or materially increase the price at which, it supplies products or services to the Partnership and (b) there are no material disputes pending or, to the Knowledge of the Partnership, threatened between any Material Supplier, on the one hand, and the Partnership, on the other hand.

Section 5.24 No Other Representations and Warranties.

(a) Except for the representations and warranties contained this Article V, none of the Partnership or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Partnership with respect to the Partnership or the Business, including any representation or warranty as to the accuracy or completeness of any information regarding the Partnership furnished or made available to Parent and Purchaser and its Representatives or as to the future revenue, profitability or success of the Partnership, or any representation or warranty arising from statute or otherwise in law, and the Partnership expressly disclaim all liability and responsibility for any statement or information made or communicated (in writing or orally) to Purchaser or Parent or any of their respective Affiliates, employees or Representatives (including any information contained in the Data Room or any opinion, information or advice that may have been provided to Purchaser or Parent by the Partnership) with respect to the Partnership or the Business.

(b) Except for the representations and warranties contained this Article V, without limiting the generality of Section 5.24(a), the Partnership expressly disclaim any representation or warranty, express, statutory or implied, oral or written, as to (i) title to any of the assets of the Partnership, (ii) the contents, character or nature of any confidential information memorandum, (iii) the maintenance, repair, condition, quality, suitability, design or marketability of the assets of the Partnership, or (iv) any other materials or information that may have been made available or communicated to Purchaser or Parent in connection with the transactions contemplated by this Agreement or any discussion or presentation relating thereto (including any items made available to Purchaser or Parent in the Data Room), and further disclaim any representation or warranty, express or implied, of merchantability, fitness for a particular purpose or conformity to models.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser and Parent represent and warrant to the Partnership as follows:

Section 6.01 Organization. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of its state of organization and has all necessary limited partnership power and authority to carry on its business as now being conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so qualified would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so qualified would not reasonably be expected to result in a material adverse effect on Parent’s ability to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby.

Section 6.02 Authority; No Conflict.

(a) Each of Purchaser and Parent has all requisite limited partnership or corporate, as applicable, power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform each of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Purchaser’s and Parent’s execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by Purchaser and Parent of each of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership or corporate, as applicable, action on the part of Purchaser or Parent, respectively. This Agreement has been, and each other Ancillary Agreement to which Purchaser or Parent is a party will be at or prior to the Closing, duly executed and delivered by Purchaser or Parent, as applicable, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, a legal, valid and binding obligation of Purchaser or Parent, as applicable, enforceable against Purchaser or Parent, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) The execution, delivery and performance by Purchaser and Parent of this Agreement and each other Ancillary Agreement to which it is a party, and the consummation by each of them of the transactions contemplated hereby and thereby, do not and will not, (a) result in a material violation or breach of any provision of the Governing Documents of Purchaser or Parent, (b) result in material violation or breach of any provision of any Law, Permit or Order applicable to Purchaser or Parent, or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any material Contract to which Purchaser or Parent, as applicable, is a party, except to the extent that occurrence of the foregoing would not have a material adverse impact on the ability of Purchaser or Parent to enter into and perform their obligations under this Agreement. Other than the Gaming Approvals and the HSR Approvals and such other consents, approvals, Permits, Orders, declarations, filings or notices which the failure to obtain, individually or in the aggregate, would not have a material adverse impact on the ability of Purchaser or Parent to enter into and perform their obligations under this Agreement, no consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Purchaser or Parent in connection with the execution and delivery of this Agreement or any other Ancillary Agreement and the consummation of the transactions contemplated hereby or thereby.

Section 6.03 Brokers. Neither Purchaser nor Parent nor any of their respective Representatives have employed, and no Person has acted directly or indirectly as a broker, financial advisor or finder for Purchaser or Parent and Purchaser and Parent have not incurred any liability for, and no Person is entitled to, any brokerage fees, commissions or finder’s fees in connection with the Transaction.

Section 6.04 Funds. Purchaser and/or Parent will have at the Closing cash, or other sources of immediately available funds, sufficient to enable Purchaser to pay the Closing Payment and all other amounts as contemplated by this Agreement in connection with the consummation of the Transaction. In no event shall the receipt of availability of funds or financing by Purchaser or Parent or any Affiliate or any other financing or other transaction be a condition to Purchaser’s and Parent’s obligations hereunder.

Section 6.05 Licensability of Principals.

(a) None of Purchaser or Parent or any of their respective current executive officers and directors (collectively the “Purchaser Related Parties“) has ever withdrawn, been denied, or had revoked, a gaming license or related finding of suitability by a Governmental Authority or Gaming Authority. Purchaser and each other Purchaser Related Parties are in good standing, and in material compliance with all Gaming Laws, in each of the jurisdictions in which Purchaser or any Purchaser Related Party owns or operates gaming facilities.

(b) To Purchaser’s Knowledge, there are no facts, which if known to the Gaming Authorities, would (i) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license currently held or other Gaming Approval, or (ii) result in a negative outcome to any finding of suitability Proceedings currently pending, or under the suitability, licensing, Permits, orders, authorizations or Proceedings necessary for the consummation of this Agreement.

Section 6.06 Litigation. There are no Proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser or Parent or any Affiliate of Purchaser or Parent, that challenge or seek to prevent, enjoin or otherwise delay the Transaction.

Section 6.07 Independent Evaluation; Purchaser Investigation. Purchaser and Parent are experienced and knowledgeable investors in financial and business matters and are aware of the risks of an investment in the Partnership as contemplated by this Agreement. Purchaser and Parent have had access to the officers, consultants and other Representatives of the Partnership, the assets of the Partnership, and the books and records of the Partnership. Purchaser and Parent have conducted their own independent investigation, review and analysis of the Business, results of operations, prospects, condition (financial or otherwise) or assets of the Partnership, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Partnership for such purpose. Purchaser and Parent acknowledge and agree that none of Selling Partners, the Partnership or any other Person has made any representation or warranty, expressed or implied, at law or in equity, as to the Partnership (including with respect to merchantability or fitness for any particular purpose) except as expressly set forth in Article V.

ARTICLE VII.

COVENANTS

Section 7.01 Conduct of Business Prior to the Closing.

(a) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement and the Closing (the “Pre-Closing Period”), subject to any written instructions of any Governmental Authority and to the limitations set forth below (including to the extent required to comply with 2017 PA Gaming Legislation or expressly required by the terms of this Agreement, the Partnership shall, except to the extent as expressly provided by this Agreement or to the extent that Parent shall otherwise grant its prior consent in writing, (a) carry on the Business in the Ordinary Course of Business and in material compliance with all applicable Laws, (b) use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of its key employees, consultants, material contractors, other non-employee service providers and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having business dealings with them and (c) promptly notify Parent orally and in writing of any change outside the Ordinary Course of Business of which the Partnership has Knowledge that would reasonably be expected, individually or in the aggregate, (x) to be materially adverse to the Partnership, or (y) to have a Material Adverse Effect. Without limiting the generality of the foregoing (except as expressly provided by this Agreement, to the extent that Parent shall otherwise grant its prior consent in writing (which consent, solely as it relates to Section 7.01(a)(i), (xii), (xiii), (xiv), and (xvi), may not be unreasonably withheld, conditioned or delayed), or as disclosed in Section 7.01(a) of the Partnership Disclosure Letter), during the Pre-Closing Period, the Partnership shall not:

(i) write up or write down the value of any asset or make any change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, Liabilities or results of operations of the Partnership, except insofar as may have been required by a change in or interpretation of GAAP or applicable Law;

(ii) amend its Governing Documents, except to remove Section 10.2(f) of the Partnership’s Limited Partnership Agreement;

(iii) (A) declare, set aside, make or pay any dividend or other distribution or payments (whether in cash, stock or property or any contribution thereof) in respect of an of its equity interest or (B) redeem or otherwise acquire any of its equity interests;

(iv) merge or consolidate with any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, or acquire all or substantially all of the assets from any Person;

(v) issue or sell or encumber any (A) Partnership Interests, or (B) any rights to acquire any Partnership Interests;

(vi) purchase any equity interests in or securities of, or make any other investment in or loans or advances to, any Person, or acquire any material assets of any Person;

(vii) except the sale of assets in the Ordinary Course of Business, sell, lease, license, assign, transfer or otherwise dispose of any assets or properties of the Partnership, including any rights to any Partnership Intellectual Property;

(viii) subject any of the assets of the Partnership to a Lien (or otherwise suffer or permit such Lien to exist), other than Permitted Liens;

(ix) incur any Indebtedness;

(x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization or take any action for the appointment of a receiver, administrator, trustee or similar officer;

(xi) enter into, amend, terminate, waive any provision of, or breach any Material Contract, other than (A) in order to comply with applicable Law, (B) any termination at the expiration of its stated term or (C) entering into or amending any such Material Contract in the Ordinary Course of Business;

(xii) except as required by applicable Law or the terms of any Benefit Plan in existence on the Effective Date, as applicable, (A) increase or accelerate the vesting or payment of the compensation or benefits payable or to become payable to any current or former Employees, non-entity consultant or independent contractor of the Partnership (other than to provide, at Selling Partners’ expense, a stay bonus to key management employees who are critical to the continued operation through Closing and post-Closing to transition operations to Parent) or (B) enter into, adopt or amend, in any material respect, any Benefit Plan or any other plan, agreement, or arrangement that would be a Benefit Plan if in effect as of the date hereof, or (C) hire or terminate the employment of any officer of the Partnership or any employee of Partnership whose annual salary exceeds $75,000;

(xiii) except for Renovation Costs and Expenses and except for capital expenditures set forth on Section 7.01(a)(xiii) of the Partnership Disclosure Letter, authorize, or make any commitment with respect to, any capital expenditures that are inconsistent with the amounts and anticipated timing of capital expenditures set forth in the budget for the years ending December 31, 2016 and December 31, 2017 that has been made available to, and consented to by, Parent;

(xiv) (A) commence a lawsuit other than (1) for the routine collection of bills in the Ordinary Course of Business, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, however, that it consults with Parent prior to the filing of such a suit), or (3) for a breach, or to enforce the terms of, this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute, other than (1) those involving the routine collection of bills in the Ordinary Course of Business or (2) a breach of this Agreement;

(xv) enter into any agreement for the purchase, sale, lease, or sublease of any real property (including amendments to, or termination of, existing Real Property Leases or Third Party Leases, except amendments to comply with Laws);

(xvi) decrease the amount of any insurance coverage;

(xvii) accelerate the payment of any receivables, provide discounts to encourage the early payment of any receivables, or delay the payment of any payable, or accelerate any payable or delay the recovery of any receivables outside the Ordinary Course of Business;

(xviii) make, revoke or change any Tax election, settle or compromise any Tax liability, claim or assessment, amend any Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under state, local or foreign Law), surrender any right to claim a Tax refund, consent to waive any statute of limitations with respect to Taxes, enter into any Tax allocation, sharing, indemnity or similar agreement, apply for or enter into any ruling from any Tax Authority, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xix) form or otherwise establish any Subsidiary; or

(xx) enter into a Contract or commitment to do any of the foregoing, or authorize or announce an intention to do any of the foregoing.

(b) Notwithstanding anything in this Section 7.01 to the contrary, the Partnership shall be permitted to execute “stay bonuses” for management employees who are critical to the continued operations of the Casino; provided, however that the costs and expenses of all such stay bonuses shall be treated as “Closing Transaction Expenses” and deducted from the Closing Payment and borne by the Selling Partners.

(c) During the Pre-Closing Period, the Selling Partners shall not, and the Partnership shall ensure that the Selling Partners do not, subject any of the Partnership Interests to any Lien or any other restriction or encumbrance.

(d) Except as expressly contemplated by this Agreement, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Partnership’s operations prior to the Closing.

Section 7.02 Access to Information; Furnishing of Financial Statements.

(a) Upon reasonable prior notice, subject to applicable Law, the Partnership shall cause the Partnership to afford Parent and its Representatives reasonable access during normal business hours, during the Pre-Closing Period, to all of the properties, books, Contracts, records, properties, officers and employees of the Partnership, and shall furnish Parent and its Representatives with access to all financial and operating data and other information concerning the affairs of the Partnership as Parent or such Representatives may reasonably request; provided, however, that (i) if Partnership so requests, Parent’s Representatives shall be accompanied by a Representative of the Partnership; (ii) Parent shall not initiate contact with non-management employees of the Partnership without the prior consent of the Partnership; (iii) Parent’s Representatives shall not be entitled to perform any physically invasive testing with respect to any portion of the Real Property without the Partnership’s prior written consent; and (iv) neither Parent nor its Representatives shall materially interfere with the Partnership’s operation of the business.

(b) During the Pre-Closing Period, the Partnership shall furnish or cause to be furnished to Parent, promptly after they become available, any monthly financial statements of the Partnership that it prepares in the Ordinary Course of Business.

(c) Parent agrees to indemnify the Selling Partners, the Partnership and the Partnership Subsidiaries and any property manager against, and hold such parties harmless from, any claim for liabilities, costs, expenses (including reasonable attorneys’ fees actually incurred) damages or injuries arising out of or resulting from the inspection of the Real Property by Parent and its Representatives after the Effective Date and prior to the Closing, and, notwithstanding anything to the contrary in this Agreement, such obligation to indemnify and hold harmless the Selling Partners, the Partnership and the Partnership Subsidiaries shall survive Closing or any termination of this Agreement. Prior to performing any inspections, Purchaser must maintain commercial general liability insurance with limits of at least $2,000,000 for bodily or personal injury or death and property damage in a minimum amount of at least $2,000,000 combined single limit, and contractual liability insurance. Purchaser agrees to maintain such insurance policies in effect during the term of this Agreement. If requested by Selling Partner Representative, Parent agrees to provide Selling Partners with a copy of any third-party reports obtained in connection with its inspections of the Real Property.

Section 7.03 Governmental Approvals.

(a) Each of the parties shall reasonably cooperate with the other parties and use its commercially reasonable best efforts to (i) as promptly as practicable take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transaction as promptly as practicable; (ii) obtain from any Governmental Authorities any consents, approvals, findings of suitability, expiration or terminations of waiting periods, Permits or Orders required to be obtained or made by the Partnership or Parent or any of their respective Affiliates or any of their respective Representatives; (iii) make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under the HSR Act (“HSR Approvals”); (iv) make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under the Gaming Laws, including providing information with respect to, executing, filing and participating in meetings with the Pennsylvania Gaming Control Board with respect to Parent’s application for the Gaming Approvals; and (v) to comply with the terms and conditions of all HSR Approvals and Gaming Approvals.

(b) The parties and their respective Representatives shall file as promptly as practicable, but in no event later than ten (10) Business Days after the Effective Date, all required applications and documents in connection with obtaining HSR Approvals.

(c) Each party agrees as promptly as possible, and in no event later than forty-five (45) days after the Effective Date, to file all necessary documentation and applications with the Pennsylvania Gaming Control Board to obtain the Gaming Approvals, other than with respect to the non-executive directors of Parent for whom such applications and supporting documents shall be submitted no later than ninety (90) calendar days from the Effective Date.

(d) Parent shall control the strategy for seeking and securing all consents, authorizations, orders and approvals required from all Governmental Authorities. The Partnership shall reasonably cooperate with Parent in promptly seeking to obtain all such consents, authorizations, orders and approvals (including supplying the other parties with any information which may be required in order to obtain such consents, authorizations, orders and approvals and responding as promptly as practicable to any inquiry or request received from any Governmental Authority for additional information or documentation) and, once obtained, shall comply with the terms and conditions of such consents and approvals. To the extent relating to the transactions contemplated by this Agreement, Parent and the Partnership shall, and shall cause their Representatives to, promptly notify one another following (x) receipt of any comments, requests or other communications (whether written or oral) from any Governmental Authority (and provide to the other parties copies of any written communications so received) and (y) receipt of any threatened action, suit, arbitration, investigation or other proceeding.

(e) Without limiting the foregoing, Parent and the Partnership shall each use their commercially reasonable best efforts to:

(i) avoid the entry of, or have vacated or terminated, any decree, order or judgment that would restrain, delay or prevent the Closing from occurring on or before the Termination Date and to take any and all actions required to defend any lawsuits or other proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and in furtherance of the foregoing, the parties agree to appeal, as promptly as possible, any such decree, judgment, lawsuit or other proceeding; and

(ii) avoid or eliminate impediments under the HSR Act or any Gaming Laws, that may be asserted by any Governmental Authority or any other Person with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event prior to the Termination Date), including implementing, contesting or resisting any Proceeding before any court or administrative tribunal seeking to restrain or enjoin the Transaction.

Notwithstanding the foregoing or any other provision of this Agreement, no party, nor any of their respective Affiliates, shall have any obligation or affirmative duty to sell, divest, hold separate or otherwise dispose of any of its assets or properties, agree to do any of the foregoing in the future, or take any such actions in connection with seeking any Gaming Approval or other approval of any Governmental Authority.

(f) Parent shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act and with respect to the other Gaming Approvals.

Section 7.04 Notification of Certain Events. The Partnership, on the one hand, and Parent, on the other hand, shall promptly notify the other party in writing upon obtaining knowledge of the occurrence of any event that has caused: (a) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect as of the time made under this Agreement; or (b) any material failure of the notifying party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case, if such failure to be true or accurate or failure to comply has caused or would reasonably be expected to cause any condition to the obligations of the notified party to effect the Transaction not to be satisfied.

Section 7.05 No Solicitation.

(a) During the Pre-Closing Period, the Partnership shall not, and the Partnership shall cause the Selling Partners and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, seek, agree to or take any other action to facilitate or encourage knowingly, including, without limitation, by entering into a non-disclosure agreement with any Person other than Parent or its Representatives, any inquiries or proposals regarding or reasonably expected to lead to an Acquisition Proposal, (ii) engage in negotiations or discussions with any Person other than Parent or its Representatives concerning any Acquisition Proposal, (iii) continue any prior discussions or negotiations with any Person other than Parent or its Representatives concerning any Acquisition Proposal, (iv) respond to any inquiry made, or furnish to any Person any information with respect to, or otherwise cooperate in any respect with, any effort or attempt by any Person to seek or enter into any Acquisition Proposal or (v) accept, or enter into any agreement concerning, any Acquisition Proposal with any Third Party, including, without limitation, any non-disclosure, confidentiality or other agreement of similar effect, or consummate any Acquisition Proposal.

(b) If any of the Selling Partners or the Partnership, or any of their respective Representatives receives an unsolicited written inquiry or offer, or is approached in any manner by a Person, relating to an Acquisition Proposal, the Partnership will (i) as promptly as possible notify Parent of the same and the details thereof (including the identity of the Person making the same), (ii) provide counsel to Parent a copy of any written inquiry or offer and all correspondence related thereto, and (iii) keep Parent reasonably informed of the status thereof.

Section 7.06 Publicity. The Partnership, on the one hand, and Parent, on the other hand, shall agree on the form and content of the initial press release regarding the Transaction and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon, and negotiate in good faith to agree upon, any press release or other public statement with respect to the Transaction and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law. Notwithstanding anything to the contrary herein, Parent and the Partnership may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls or in connection with a financing, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Partnership or made by one party and reviewed by the other and do not reveal non-public information regarding the Transaction.

Section 7.07 Title Policies.

(a) Section 7.07(a) of the Partnership Disclosure Letter sets forth the Partnership’s existing Owner’s Title Insurance Policies on the Owned Real Property (the “Existing Title Policies“) and the most recent Title Commitment in the Partnership’s possession or control with respect to the Owned Real Property (the “Title Commitments“).

(b) The Partnership shall reasonably cooperate with Parent to obtain new owner’s policies of title insurance (ALTA 2006 form) for each parcel of Owned Real Property with all ordinary and customary endorsements acceptable to a reasonably prudent buyer including non-imputation endorsements, and, in addition to Title Permitted Liens, containing only those exceptions to coverage as reasonably agreed by Parent (collectively, the “New Title Policies”), and Parent shall be responsible for all costs and expenses thereof.

(c) Prior to the Closing, the Partnership shall deliver to the Title Insurer a customary seller’s affidavit duly executed by Selling Partners as of the Closing Date in form and substance reasonably satisfactory to Parent and the Partnership.

(d) If the Partnership receives notification of the occurrence or existence of any of the matters, events or circumstance described in Section 5.09(e) following the Effective Date, it shall promptly notify Parent and Purchaser in writing thereof.

Section 7.08 Survey. Section 7.08 of the Partnership Disclosure Letter sets forth the most current ALTA Surveys for the Owned Real Property in the Partnership’s possession or control (the “Existing Surveys“), copies of which have been made available to Parent. At

Parent’s option, and at Parent’s sole cost and expense, Parent may obtain updated and recertified Existing Surveys or current, certified ALTA surveys with respect to the Owned Real Property (the “Surveys”) and the Partnership shall reasonably cooperate with Parent in connection with the foregoing.

Section 7.09 Tax Matters.

(a) Parent shall prepare or cause to be prepared and file or cause to be filed shall, at the Selling Partners’ expense, all Tax Returns for the Partnership for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date, other than any Pass-Through Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice of the Partnership, to the extent such past practice complies with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing such Tax Returns (or, if the filing deadline is within thirty (30) days after Closing, then as promptly as possible), Parent shall deliver the Tax Returns described in this Section 7.09(a) to the Selling Partners Representative for its review and comment, provided, however, that any such review and comment shall not be delayed unreasonably and, so long as Parent shall have provided such returns to the Selling Partners Representative on a timely basis, if the Selling Partners Representative presents no comments to any such returns by their due date, such returns shall be filed as provided by Parent. Parent shall make such changes as are reasonably requested by the Selling Partners Representative to the extent not inconsistent with applicable Law. Parent shall file or cause to be filed all such Tax Returns on or prior to the due date (including extensions) for filing such Returns, shall timely pay all Taxes due as reflected on such Tax Returns, shall provide the Selling Partners Representative with copies of the proof of mailing of the returns by certified mail, return receipt requested, and shall submit a copy of the return receipt to the Selling Partners Representative promptly after its receipt by Parent or the Partnership. The Selling Partners shall remit to Parent, no later than five (5) days prior to the due date (including extensions) for filing such Tax Returns, the amount of any Taxes due as reflected on such Tax Returns (including any amounts required to be remitted by the Partnership on account of withholding required by any federal, state or local jurisdiction with respect to the income or gain of the Partnership allocable to the Partners).

(b) Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Partnership for all periods beginning after the Closing Date and for any Straddle Period (other than Pass-Through Tax Returns) and all such Tax Returns shall be prepared in accordance with applicable Law. If any such Tax Return relates to a Straddle Period or otherwise could give rise to an indemnification obligation on the part of the Selling Partners pursuant to Article X, Parent shall deliver to the Selling Partners Representative a draft of such Tax Returns at least twenty (20) days prior to filing thereof (or, if required to be filed within thirty (30) days after the Closing Date or the end of the relevant taxable period, as soon as reasonably practicable following the Closing or end of such taxable period) and shall permit Selling Partners Representative to review and comment on such Tax Return. Parent shall consider in good faith any revisions to such Tax Returns as are reasonably requested by Selling Partners Representative, provided such comments are delivered to Parent in writing within ten (10) days of the Selling Partners Representative’s receipt of the Tax Return (or, if shorter, the due date for such Tax Return).

(c) Selling Partners Representative shall prepare and file, or shall cause to be prepared and filed, all Pass-Through Tax Returns, regardless of when such Pass-Through Tax Returns are due. Selling Partners Representative shall permit Parent to review and comment on each such Pass-Through Tax Return described in the preceding sentence prior to filing such Pass-Through Tax Return and shall consider in good faith any revisions to such Pass-Through Tax Returns as are reasonably requested by Parent that relate to an item or position reflected on, or omitted from, a Pass-Through Tax Return that could have the effect of increasing the Tax liability of Parent or any of its Affiliates (including the Partnership after the Closing Date) for any taxable period ending after the Closing Date or for which any of them might have any liability for Taxes not fully indemnified pursuant to Article X.

(d) If any taxable period of the Partnership with respect to any Tax does not end on the Closing Date, Parent and Selling Partners shall elect to have the taxable periods of the Partnership end as of the close of business on the Closing Date to the extent permitted by applicable Law. If such election cannot be made, such that a Tax Return is required to be filed for any Straddle Period, the parties agree to use the following conventions for determining the amount of Tax attributable to the portion of the Straddle Period ending on the Closing Date: (a) with respect to any Taxes based on or measured by net income or earnings, gross income or earnings, capital or net worth, or any other Taxes resulting from or imposed on sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other Persons (including wages), or any similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Closing Date if the Partnership filed a separate Tax Return with respect to such Taxes solely for the portion of the Straddle Period ending on the Closing Date using a “closing of the books” method and (b) in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period.

(e) Parent and Selling Partners Representative agree that the Partnership will not incur Pennsylvania state and local realty transfer taxes by the transactions contemplated by this Agreement. Should any taxing authority assert otherwise, Parent and Selling Partners agree jointly to defend against any such assertion. Parent and Selling Partners will equally bear the cost of the defense of any such assertion, any settlement thereof, and any liability found to be due.

(f) Parent and Selling Partners agree to furnish (or cause to be furnished) to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, the Partnership, or Selling Partners, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or Proceeding relating to Taxes. Parent and Selling Partners shall retain all books and records with respect to Taxes of the Partnership for a period of at least seven (7) years following the Closing Date.

(g) Following the Closing, Parent, on its own behalf and on behalf of the Partnership, on the one hand, and Selling Partners, on the other hand, shall promptly notify each other upon receipt of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for which such other party may be liable hereunder (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest except to the extent such party was actually and materially prejudiced as a result thereof. Selling Partners Representative shall have the right to control (at Selling Partners’ own expense) the conduct and resolution of any Tax Contest to the extent the Tax Contest relates solely to income Taxes of Selling Partners or Taxes for which Selling Partners must indemnify Parent pursuant to this Agreement, provided, that (a) Selling Partners Representative shall keep Parent informed regarding the progress and substantive aspects of such Tax Contest, including providing Parent with all substantive written materials relating to such Tax Contest received from the relevant Tax Authority and all substantive written materials submitted to such Tax Authority by Selling Partners Representative, (b) Parent shall have the right to participate in such Tax Contest (at Parent’s own expense), including having an opportunity to comment on any substantive written materials prepared in connection therewith and attending any conferences relating thereto, and (c) Selling Partners Representative shall not resolve such Tax Contest in a manner that would have an adverse impact on Parent or the Partnership without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed. If Selling Partners Representative shall have the right to control the conduct and resolution of such Tax Contest but elect in writing not to do so, then Parent shall have the right to control the conduct and resolution of such Tax Contest; provided, however, that (a) Parent shall keep Selling Partners Representative informed regarding the progress and substantive aspects of such Tax Contest, including providing Selling Partners Representative with all substantive written materials relating to such Tax Contest received from the relevant Tax Authority and all substantive written materials submitted to such Tax Authority by Parent, and (b) Parent shall not resolve such Tax Contest without Selling Partners Representative’s written consent, which shall not be unreasonably withheld or delayed. Selling Partners Representative shall have the right to select counsel and other tax professionals of its choosing in connection with any Tax Contest for which it has the right to control under this Agreement and Parent, on its own behalf and on behalf of the Partnership, shall reasonably cooperate in assisting Selling Partners Representative to control such Tax Contest, including by promptly executing any powers of attorney, waivers, or consents necessary to permit Selling Partners Representative to control such Tax Contest.

(h) Any and all Tax sharing, allocation, indemnification or similar agreements binding the Partnership shall be terminated as of the Closing Date and, from and after the Closing Date, the Partnership shall not be obligated to make any payment to any Person pursuant thereto.

(i) In the event of any conflict or overlap between the provisions of this Section 7.09 and Article X, the provisions of this Section 7.09 shall control.

Section 7.10 Confidentiality. From and after the Closing, each of the Selling Partners shall, and shall cause their Affiliates to, hold in confidence any and all information, whether written or oral, exclusively related to the Partnership, its assets, liabilities, operations and business, except to the extent that such Person can show that such information (a) is in the public domain through no fault of any of the Selling Partners or any of their Affiliates, (b) is lawfully acquired by them after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (c) is reasonably relevant for enforcing the Selling Partners’ rights or defending against assertions by Parent or its Affiliates and is disclosed to any Governmental Authority or an arbitrator or other involved party in connection with any Proceeding involving (i) a dispute between Parent and any of the Selling Partners or their respective Affiliates arising out of the transactions contemplated by this Agreement, or (ii) the interpretation, entry into, performance, breach or termination of this Agreement or the Ancillary Agreements, (d) is disclosed with the prior written consent of Parent or (e) as required by applicable Law, Order or judicial or administrative process. If any of the Selling Partners or any of their Affiliates are compelled to disclose any such information by judicial or administrative process or by other requirements of Law or Order, such Person shall promptly notify Parent in writing and shall disclose only that portion of such information which such Person is advised by its counsel is legally required to be disclosed; provided that such Person shall exercise its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Without prejudice to the rights and remedies otherwise available in this Agreement, the parties each acknowledge that money damages may not be an adequate remedy for any breach of this Section 7.10 and that Parent will be entitled to specific performance and other equitable relief by way of injunction in respect of a breach or threatened breach of any this Section 7.10.

Section 7.11 Selling Partner Release. Effective as of the Closing, each Selling Partner, for itself and for its predecessors, successors, assigns executors, trustees, beneficiaries, officers, directors, Affiliates, Subsidiaries, agents, administrators and any other Person claiming through such Selling Partner (the “Releasing Parties”), hereby generally, irrevocably, unconditionally and completely releases and forever discharges the Partnership, and each of its Affiliates, successors assigns, directors, officers, employees, agents, attorneys and representatives (the “Releasees”) from, and hereby irrevocably, unconditionally and completely waives and relinquishes, each of the Released Claims. “Released Claims” shall mean and include any and all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, including: (i) any unknown, unsuspected or undisclosed claim and (ii) any claim or right that may be asserted or exercised by a Releasing Party, in each case that (A) such Selling Partner or any Releasing Party may have had in the past, may now have or may have in the future against any of the Releasees, and (B) has arisen or arises directly or indirectly out of, or relates directly or indirectly to, any circumstance, agreement, activity, action, omission, event or matter occurring or existing on or prior to the Closing Date; provided, however, that Released Claims shall not include, and this Section 7.11 shall in no way impair, such Selling Partner’s rights under this Agreement, any Ancillary Agreement or any Related Party Agreement.

Section 7.12 Additional Slots.

(a) Prior to the Closing, the Partnership shall use commercially reasonable efforts to apply for and receive all such approvals from the Gaming Authorities and Governmental Authorities as may be required to permit the Partnership to add the Additional Slots at the Casino under applicable Law (such required approvals, the “Additional Slots Required Approvals”). The Partnership shall keep Parent reasonably informed of all updates and developments in the Partnership’s efforts to obtain the Additional Slots Required Approvals. Parent acknowledge costs incurred with respect to the Additional Slots Required Approvals shall be included in the 2017 PA Gaming Reimbursement Amount.

(b) Prior to the Closing, subject to the receipt of the Additional Slots Required Approvals, the Partnership shall (a) construct and develop renovations to the Casino in accordance with a Renovation Plan and Budget to be reasonably agreed in good faith by the Partnership and Parent (the “Renovation Plan and Budget”) in all material respects and a Renovation Schedule to be reasonably agreed in good faith by the Partnership and the Parent (“Renovation Schedule”) and (b) further the construction and development of the Renovation in accordance with the Renovation Plan and Budget and the Renovation Schedule, in each case, as such Renovation Plan and Budget or the Renovation Schedule, as applicable, is updated or amended pursuant to this Section 7.12. Prior to Closing, the Partnership shall (i) keep Parent reasonably informed of and allow Parent to attend and participate in any construction or other meeting relating to the Renovation, (ii) conduct meetings with Parent as reasonably requested by Parent to discuss the construction and development of the Renovation, (iii) keep Parent reasonably informed of any proposed update or amendment to any Renovation Plan and Budget and the Renovation Schedule and (iv) have the right to make updates and amendments to the Renovation Plan and Budget and the Renovation Schedule to reflect (A) the actual progress of such construction and development and (B) changes thereto made in the ordinary course of business.

(c) Parent agrees to provide to the Partnership financing, by way of loan, lease or other permissible arrangement, for the purchase of the Additional Slots on terms and conditions and pursuant to final definitive documentation in form and substance reasonably satisfactory to Parent and Partnership (such financing, the “Additional Slots Financing”); provided, however, that Parent shall only be obligated to provide the Additional Slots Financing if Parent has received all required approvals, including regulatory approvals, from Governmental Authorities related to Parent advancing funds to the Partnership pursuant to the Additional Slots Financing and such Additional Slots Financing complies with all applicable Laws; provided further, however, that in the event that Parent is not able to provide such financing to the Partnership for any reason other than as a result of the fault of the Partnership, then Parent shall in connection with the Closing assume the Partnership’s lease or other financing arrangements then in existence with third party lenders at the Closing and shall reimburse the Partnership for any and all costs and expenses, including, but not limited to, financing costs, incurred by the Partnership in connection with purchasing or leasing the Additional Slots. Any funds advanced or otherwise expended by Parent in such Additional Slots Financing shall bear interest at the rate of six percent (6%) per annum amortized over a five (5)-year period (the “Additional Slots Loan”); provided, however, that if the Closing does not occur primarily as a direct or indirect result of a breach of this Agreement, by the Partnership, Selling Partners or any of their respective Affiliates or Representatives, then the outstanding amount of the Additional Slots Loan shall accelerate and become immediately due and payable pursuant to the terms of the final definitive documentation executed in connection with the Additional Slots Loan; provided, further, that Parent and the Partnership may mutually agree to alter the terms of this Section 7.12(c) as necessary to obtain any required approvals and comply with all applicable Laws.

Section 7.13 Online Gaming. Parent acknowledges that Partnership has entered into the Online Gaming Agreement, and agrees to assume Partnership’s rights and obligations under the Online Gaming Agreement at Closing. Without the prior written consent of Parent, given or withheld in its sole discretion, Partnership shall not (i) amend the Online Gaming Agreement to add any other Person as a party or gaming operator thereunder or (ii) enter into any agreement relating to online gaming similar to the Online Gaming Agreement with any other Person. The Partnership shall keep Parent reasonably informed of all updates and developments in the Partnership’s efforts to obtain an Online Gaming License pursuant to the Online Gaming Agreement. The Partnership shall promptly notify Parent in writing in the event that (i) the Other Gaming Operator terminates the Online Gaming Agreement (such notice, the “Online Gaming Agreement Termination Notice”) or (ii) the Partnership receives an Online Gaming License. In the event the Online Gaming Agreement is terminated by the Other Gaming Operator prior to the date that the Partnership is granted an Online Gaming License, Parent will have the option (but not the obligation) to enter into a new online gaming agreement with the Partnership on mutually agreed terms and conditions and that would provide for Parent to fund the Partnership’s payment of the Online Gaming License fee and related costs and expenses in developing online gaming as mutually agreed in the new agreement.

Section 7.14 Required Commitments. On or prior to the Closing, Parent shall enter into all such documents, instruments, or agreements necessary to satisfy the Required Commitments.

Section 7.15 Estoppels. Prior to the Closing Date, the Partnership shall request and, to the extent obtained by the Partnership, deliver to Parent executed estoppel certificates from (i) all landlords under the Real Property Leases, and (ii) the Office Owner under the REAs (collectively, the “Estoppels”). The Estoppels requested by the Partnership shall be in either (I) form and substance reasonably satisfactory to Parent and the Partnership, (II) the form described in such Third Party Lease, Real Property Lease or REA (as applicable), or (III) with respect to entities which are part of a regional or national chain, the form typically delivered by such entity.

Section 7.16 Employees; Transferred Employee Benefits.

(a) During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the employee’s termination of employment), Parent shall, and shall cause the Surviving Partnership to, provide each Employee who remains employed as of the Closing Date with salary and benefits that are substantially similar in the aggregate to those provided by the Partnership immediately prior to the Closing. Parent shall, and shall cause the Surviving Partnership to, at Parent and the Surviving Partnership’s sole cost and expense, honor the stay bonuses or other obligations set forth in Section 7.16(a) of the Partnership Disclosure Letter of the Partnership that are in place as of the Closing. The Partnership shall deliver to Purchaser a schedule of compensation and benefits contemplated by this Section 7.16(a) for each Employee no later than twenty (20) Business Days prior to the Closing Date.

(b) With respect to any employee benefit plan maintained by Parent or its Subsidiaries (excluding compensation, bonus and commission opportunities and equity incentive plans) (collectively, “Parent Benefit Plans”) in which any Employees will participate effective as of the Closing, Parent shall, or shall cause the Surviving Partnership to, recognize all service of the Employees with the Partnership as if such service were with Parent, for vesting and eligibility purposes in any Parent Benefit Plan in which such Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits, (ii) such service was not recognized under the corresponding Benefit Plan, (iii) such recognition is not permitted by applicable Law of the terms of any Parent Benefit Plan(s) or (iv) with respect to any Parent Benefits Plan for which prior service is not taken account for similarly situated employees of Parent .

(c) Notwithstanding any provision herein, no term of this Agreement shall be deemed to create any contract with any Employee, or to give any Employee the right to be retained in the employment of Parent or its Affiliates, the Surviving Partnership or any related employer, or to interfere with Parent’s or its Affiliate’s right to terminate employment of any Employee at any time, for any or no reason. Except as otherwise provided in this Section 7.16, nothing in this Agreement shall diminish Parent’s or its Affiliate’s rights to change or terminate its or their policies regarding salaries, benefits and other employment matters at any time or from time to time. The representations, warranties, covenants and agreements contained herein are for the sole benefit of the parties hereto, and the Employees are not intended to be and shall not be construed as, or deemed or argued to be, beneficiaries hereof and no provision of this Agreement shall create any third party beneficiary rights in any Employee.

Section 7.17 Further Assurances. Following the Closing, each of the parties shall, and cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VIII.

CONDITIONS TO CLOSING

Section 8.01 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to effect the Closing shall be subject to the satisfaction of each of the following conditions on or prior to the Closing, any of which may be waived (to the extent legally permissible) in whole or in part in writing by such party:

(a) No Injunctions. There shall not be in force any Order or Law enjoining, preventing or prohibiting the consummation of, or that makes it illegal for any party to consummate, the Transaction.

(b) Gaming Approvals. The Gaming Approvals shall have been obtained and shall be in full force and effect.

(c) HSR Act. The applicable waiting period (or extension thereof) relating to the transactions contemplated under the HSR Act shall have expired or been terminated.

(d) Radisson Waiver. The Radisson Waiver shall be in full force and effect.

Section 8.02 Additional Conditions to Obligations of Parent and Purchaser. The obligation of Parent and Purchaser to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived (to the extent legally permissible) in whole or in part in writing by Parent:

(a) Representations and Warranties. Each of the Fundamental Representations of the Partnership shall be true and correct in all respects other than de minimis inaccuracies as of the

Effective Date and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and each of the other representations and warranties of the Partnership contained in Article V (disregarding all qualifications as to materiality or Material Adverse Effect or similar qualifications) shall be true and correct in all material respects as of the Effective Date and as of the Closing with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Performance of Obligations of the Partnership. The Partnership shall have performed in all material respects all covenants, agreements and obligations required to be performed by the Partnership under this Agreement as of or prior to the Closing.

(c) Closing Certificate. Parent shall have received a certificate signed on behalf of the Partnership by an executive officer of the Partnership to the effect of clauses (a) and (b) above.

(d) Deliverables. The Partnership shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article IV to be delivered by them.

(e) Cash Count. The Cash Count shall have been completed.

(f) No Liens. The Partnership Interests shall be subject to no Liens, and the assets of the Partnership shall be subject to no Liens other than Permitted Liens.

(g) Title. The Partnership shall have good and marketable fee simple title to the Owned Real Property subject only to the Permitted Liens.

(h) Estoppel Certificates. Parent shall have received executed Estoppels from (1) the Office Owner under the REAs and (2) Parkview Tower Associates, L.P. under the Basement Sub-Lease Agreement dated December 15, 1997, as amended, and the Agreement of Lease dated June 1, 2011, as amended.

(i) Material Adverse Effect. During the Pre-Closing Period, there shall not have occurred any Material Adverse Effect.

(j) Third Party Consents. The Partnership shall have delivered to Parent Consents of third parties set forth in Section 8.02(j) of the Partnership Disclosure Letter, in each case, in form and substance reasonably satisfactory to Parent.

(k) Termination of Agreements. The Partnership shall have delivered to Parent evidence reasonably satisfactory to Parent that each of the agreements set forth in Section 8.02(k) of the Partnership Disclosure Letter has been terminated, effective not later than the day prior to the Closing Date with respect to any Qualified Benefit Plans set forth in Section 8.02(k) of the Partnership Disclosure Letter, and of no further force or effect, except for those agreements set forth in Section 8.02(k) of the Partnership Disclosure Letter marked with an “*” which Parent or Purchaser have notified the Partnership that they desire to keep in full force and effect, and assume all obligations thereunder, from and after the Closing Date. Selling Partners shall provide Parent with evidence that any such Qualified Benefit Plans have been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

(l) Indebtedness. The Partnership shall have no Indebtedness or arrangements shall have been made for the payment in full and satisfaction in full of all such Indebtedness at Closing.

(m) Noncompetition Agreements. Each Noncompete Selling Partner shall have executed a Noncompetition Agreement, and each of the Noncompetition Agreements shall be in full force and effect.

Section 8.03 Additional Conditions to Obligations of the Partnership. The obligation of the Partnership to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived (to the extent legally permissible) in whole or in part in writing by the Partnership:

(a) Representations and Warranties. The representations and warranties of Parent and Purchaser contained in Article VI shall be true and correct in all respects as of the Effective Date and as of the Closing with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse impact on Parent’s and Purchaser’s ability to consummate the Transaction.

(b) Performance of Obligations of Parent and Purchaser. Parent and Purchaser shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Closing Certificate. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect of clauses (a) and (b) above.

(d) Deliverables. Parent shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article IV to be delivered by it.

ARTICLE IX.

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Section 9.01(b) through Section 9.01(e), by written notice by the terminating party to the other parties):

(a) by mutual written agreement of the Partnership and Parent;

(b) by either Parent or the Partnership if the Closing has not occurred on or before the nine (9)-month anniversary of the Effective Date; provided, that if, at such date, all of the conditions set forth in Article VIII have been satisfied or waived (to the extent legally permissible) other than the condition set forth in Section 8.01(b) or Section 8.01(c) and those conditions that by their nature are to be satisfied by actions taken at the Closing, then the nine (9)-month period may be extended by either Parent or the Partnership, by written notice thereof to the other party, for an additional three (3)-month period, and provided further that if at such extended date all of the conditions set forth in Article VIII have been satisfied or waived (to the extent legally permissible) other than the condition set forth in Section 8.01(b) or Section 8.01(c) and those conditions that by their nature are to be satisfied by actions taken at the Closing, then such period may be extended by either Parent or the Partnership, by written notice thereof to the other party, for an additional three (3)-month period (such date, as it may be extended pursuant to this clause (b), the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to the Partnership if a breach or non-performance of any representation, warranty, covenant or agreement contained in this Agreement by the Partnership has been the primary cause of the failure of the Closing to have occurred prior to the Termination Date; provided further, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to Parent if the breach or non-performance of any representation, warranty, covenant, or agreement contained in this Agreement by Parent has been the primary cause of the failure of the Closing to have occurred prior to the Termination Date;

(c) by the Partnership or Parent, if a Governmental Authority shall have issued a non-appealable final Order or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or prohibiting the Closing and the consummation of the transactions contemplated by this Agreement; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall not have initiated or participated in such proceeding;

(d) by Parent, if the Partnership has breached or failed to perform in any material respect any representation, warranty, covenant or agreement set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 8.02 to be satisfied before the Termination Date and (ii) in the case of non-willful breaches that are capable of being cured, is not cured within thirty (30) days after written notice thereof (or, if such matter is not capable of being cured in thirty (30) days and the Partnership is diligently and expeditiously working in good faith to cure such breach, such longer period of time not to exceed the earlier of (x) the Termination Date and (y) ninety (90) days, as is required to cure such breach); or

(e) by the Partnership, if Parent has breached or failed to perform any representation, warranty, covenant or agreement set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 8.03 to be satisfied before the Termination Date and (ii) in the case of non-willful breaches that are capable of being cured, is not cured within thirty (30) days after written notice thereof (or, if such matter is not capable of being cured in thirty (30) days and Parent is diligently and expeditiously working in good faith to cure such breach, such longer period of time not to exceed the earlier of (x) the Termination Date and (y) ninety (90) days, as is required to cure such breach).

Section 9.02 Effect of Termination.

(a) Liability. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall immediately become void, and there shall be no liability on the part of Parent or the Partnership, or their respective Affiliates or Representatives, other than as set forth in Section 9.02(b), liability for any fraud, intentional misrepresentation or intentional and willful breach of this Agreement and, if applicable, the obligation of the Partnership to repay the Additional Slots Loan pursuant to Section 7.12. Nothing in this Section 9.02 precludes or limits in any manner the parties’ rights under Section 11.02 hereof.

(b) Survival of Remedies. With respect to the fraudulent or willful misconduct or intentional misrepresentation of any party hereto, any and all remedies available to the other party or parties either in Law or equity (including specific performance) shall be preserved and survive the termination of this Agreement, and the party whose conduct gave rise to the termination or the party engaging in fraudulent or willful misconduct or intentional misrepresentation shall reimburse the other party or parties for their expenses; provided, that the Selling Partners Representative shall not be deemed a party for purposes of this Section 9.02(b).

(c) Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such expenses, whether or not the Closing is consummated; provided, however, that any and all fees and expenses incurred in connection with obtaining any and all consents or approvals from Gaming Authorities or other Governmental Authorities (including, without limitation, Gaming Approvals and HSR Approvals) in connection with the consummation of the Transaction which are incurred prior to a termination of this Agreement as provided in Section 9.01 shall be paid by Parent as provided in Section 7.03.

ARTICLE X.

SURVIVAL; INDEMNIFICATION

Section 10.01 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties made by the Partnership, Parent and Purchaser in this Agreement shall survive the Closing until twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties made in Section 5.01 (Organization, Authority and Qualification of the Partnership), Section 5.02 (Partnership Interests), Section 5.04 (No Conflicts; Consents), Section 6.01 (Organization), Section 6.02(a) (Authority), and Section 6.03 (Brokers) (collectively, the “Fundamental Representations“) shall survive until thirty (30) days following the expiration of the statute of limitations applicable to the subject of such representations (after giving effect to any waiver or extension of such statute of limitations). The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty, subject to extension as provided in Section 10.03(d). The parties agree that no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period applicable to such representation or warranty. The termination of the representations and warranties provided herein shall not affect a party in respect of any Notice given pursuant to Section 10.04 prior to the expiration of the applicable Survival Period provided herein. All of the covenants or other agreements contained in this

Agreement to be performed at or prior to the Closing shall survive the Closing and remain operative until the date that is twelve (12) months from the Closing Date (as the same may be extended pursuant to Section 10.03(d), and all covenants or other agreements contained in this Agreement, including Section 2.03(d) which shall survive until the obligation is paid in full, which by their terms contemplate performance after the Closing shall survive the Closing for the period contemplated by its terms.

Section 10.02 Indemnification.

(a) From and after the Closing, Selling Partners shall indemnify, save and hold harmless Parent and its Affiliates and its and their respective Representatives (each, a “Parent Indemnified Party“ and collectively, the “Parent Indemnified Parties“) from and against any and all costs, losses, Liabilities, Taxes, obligations, damages, claims, judgements, awards and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and any amounts paid in settlement of the foregoing (herein, “Damages“), incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by the Partnership in Article V;

(ii) any breach of any covenant or agreement set forth in this Agreement that is to be performed by the Partnership prior to the Closing;

(iii) any Indemnified Taxes;

(iv) any Closing Indebtedness and any Closing Transaction Expenses of the Partnership outstanding after the Closing, in each case, not otherwise taken into account in the Final Adjustment;

(v) any Additional Adjustment Release Amount; and

(vi) any Renovation Costs and Expenses exceeding the Renovation Expenses Budget Amount not approved by Parent in writing or otherwise taken into account in the Final Adjustment.

(b) From and after the Closing, Parent and the Partnership shall indemnify, save and hold harmless the Selling Partners and their respective Affiliates and its and their Representatives and successors (each, a “Selling Partner Indemnified Party” and collectively, the “Selling Partner Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by Parent and Purchaser in Article VI; or

(ii) any breach of any covenant or agreement set forth in this Agreement that is to be performed by Parent and Purchaser (including without limitation, the obligations of Parent pursuant to and in accordance with Section 2.02(c)), or any covenant or agreement set forth in this Agreement that is to be performed by the Partnership after the Closing.

Section 10.03 Limitations on and Additional Terms of Indemnity.

(a) Except in the case of fraud by the Partnership, no Parent Indemnified Party shall be entitled to indemnification from the Selling Partners pursuant to Section 10.02(a)(i) (other than with respect to a breach of any Fundamental Representation) unless the aggregate claims for Damages of Parent Indemnified Parties for which indemnification is sought pursuant to Section 10.02(a)(i) (other than with respect to a breach of any Fundamental Representation) exceed Seven Hundred Fifty Thousand Dollars ($750,000) (the “Basket“), in which event Selling Partners shall be liable for all indemnifiable Damages exceeding the Basket.

(b) Except in the case of fraud by the Partnership, the Escrow Fund shall be the Parent Indemnified Parties’ sole source of recovery for any indemnification pursuant to Section 10.02(a) and no Parent Indemnified Party shall be entitled to indemnification from the Selling Partners, and the Selling Partners shall not be liable to any Parent Indemnified Parties, pursuant to Section 10.02(a) to the extent the aggregate claims for Damages of Parent Indemnified Parties for which indemnification is sought pursuant to Section 10.02(a) exceed the Escrow Amount.

(c) The Selling Partners shall have no obligation under this Article X to indemnify any Parent Indemnified Party with respect to any Damage arising from a breach of representation, warranty or covenant in this Agreement to the extent such Damage was taken into account in the final calculation of the Final Closing Net Working Capital, Final Indebtedness, or Final Closing Transaction Expenses.

(d) In calculating the amount of any Damages payable to a Parent Indemnified Party hereunder, (i) the amount of the Damages shall not be duplicative of any other Damages for which an indemnification claim has been made, (ii) shall be computed net of any amounts actually recovered by such Parent Indemnified Party or its Affiliates under any insurance policy with respect to such Damages (net of any out-of-pocket costs of investigation of the underlying claim and of collection, including attorney fees, any premium increases resulting therefrom, and net of collection costs and other costs associated with deductibles and co-payments related to such insurance policy), and (iii) in the case of a breach of Section 5.09(e)(i) in which the Partnership shall have received proceeds from any such condemnation proceedings as contemplated by such section, then Purchaser shall recover any Damages related to such breach from the condemnation proceeds before seeking recovery from the Escrow Fund. To the extent insured, Parent Indemnified Party will have an obligation to initiate or seek insurance recovery or await recovery of any portion of the applicable Damages with respect thereto prior to exercising its rights of indemnification under this Article X, but neither Parent nor any other Parent Indemnified Party will have an obligation to seek or obtain additional insurance policies or increase the scope or size of coverage of existing policies; provided, however, that (i) the Survival Period of the representation, warranty or covenant whose breach gives rise to Damages in respect of which Parent Indemnified Party is seeking an insurance recovery shall be tolled during the period that Parent Indemnified Party is seeking such recovery until such time as the recovery is denied or awarded (the “Tolling Period”) and the Survival Period in respect of such representation, warranty or covenant shall be extended for all purposes of this Agreement by the duration of the Tolling Period, and (ii) Parent shall not be required to seek recovery under the Representation and Warranty Insurance Policy for Damages up to the Escrow Amount.

(e) Upon and becoming aware of any event which is reasonably likely to give rise to losses subject to indemnification hereunder, each Parent Indemnified Party shall use commercially reasonable efforts to mitigate the losses arising from such events.

(f) Except in the case of fraud by Parent, neither Parent nor the Partnership shall be liable to the Selling Partner Indemnified Parties for indemnification from any of them pursuant to Section 10.02(b)(i) (other than with respect to a breach of any Fundamental Representation) unless the aggregate claims for Damages of Selling Partner Indemnified Parties for which indemnification is sought pursuant to Section 10.02(b)(i) (other than with respect to a breach of any Fundamental Representation) exceed the Basket, in which event Parent and the Partnership shall be liable for all indemnifiable Damages exceeding the Basket. The aggregate amount of Damages for all indemnification claims of Selling Partner Indemnified Parties shall not exceed in the aggregate the Merger Consideration.

(g) In calculating the amount of Damages payable to a Parent Indemnified Party under Section 10.02(a) or to a Selling Partner Indemnified Party under Section 10.02(b), any materiality, material adverse effect or Material Adverse Effect standard or qualification contained in any representation or warranty shall, in respect of the breach or inaccuracy of such representation or warranty, be disregarded.

Section 10.04 Procedure for Claims between Parties.

If a claim for Damages is to be made by a Parent Indemnified Party or a Selling Partner Indemnified Party (each, an “Indemnified Party“) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and, to the extent then ascertainable, the monetary damages sought (each, a “Notice“) to the indemnifying party hereunder (the “Indemnifying Party“ and collectively, the “Indemnifying Parties“) as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article X. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

Section 10.05 Defense of Third Party Claims.

(a) Other than with respect to a Tax Matter, which shall be governed by Section 7.09, the right of an Indemnified Party with respect to Damages resulting from the assertion of liability by a third party shall be subject to the terms and conditions of this Section 10.05. If any Proceeding is initiated against an Indemnified Party by any third party (each, a “Third Party Claim“) for which indemnification under this Article X may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually and materially prejudiced by such failure.

(b) Except as set forth in this Section 10.05 the Indemnifying Party shall be entitled to:

(i) take control of and conduct the defense and investigation of such Third Party Claim by written notice to the Indemnified Party;

(ii) employ and engage attorneys of its own choice to handle and defend the same, unless the named parties to such Proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or that there exists a conflict of interest, in which event such Indemnified Party shall be entitled to separate counsel (provided, that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii) compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party (other than an amount equal to the Basket) under the terms of this Agreement;

provided, however, that the Indemnifying Party will not have the right to take control of and conduct the defense if such Third Party Claim involves an injunction or equitable relief, any non-monetary damages, any monetary damages less than the deductible, or criminal liability, in which case, the Indemnified Party will take control and conduct the defense, compromise and settlement of such Third Party Claim (but such Third Party Claim shall not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) If the Indemnifying Party elects to take control and conduct the defense of a Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall reasonably cooperate with each other in any notifications to insurers.

(d) If the Indemnifying Party fails to assume the defense of such Third Party Claim within thirty (30) days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to take control and conduct the defense of, and to compromise or settle, such Third Party Claim; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

Section 10.06 Exclusive Remedy. After the Closing, except with respect to fraud, the indemnities provided in this Article X shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude and shall not limit a party from bringing an action pursuant to Section 11.02 including for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement or Parent’s ability to recover an Additional Adjustment Release Amount from the Working Capital Escrow Account.

Section 10.07 Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article X shall be treated by the parties for income Tax purposes as adjustments to the Merger Consideration, unless (a) otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of state, local or foreign Law) or (b) Parent and the Selling Partners Representative shall otherwise agree in writing.

Section 10.08 Waiver of Certain Indemnification, Contribution and Advancement Rights. Each Selling Partner hereby waives, solely in connection with any claim made against such Selling Partner by a Parent Indemnified Party in accordance with Article X (including in the case of fraud), any right of contribution, indemnification, right of advancement or other similar rights from any Selling Partner, Parent or any of their Affiliates, whether under any Governing Document or any other Contract (including this Agreement and any indemnification agreement with Parent, any Selling Partner or any of their Affiliates).

Section 10.09 Selling Partners Representative.

(a) Each of the Selling Partners appoints, by execution of its Letter of Transmittal, effective immediately, VFCCP SR LLC to act as such Selling Partner’s representative (the “Selling Partners Representative”), and by such Selling Partner’s execution of its Letter of Transmittal hereby appoints the Selling Partners Representative (effective as of the date hereof) as such Selling Partner’s true and lawful attorney-in-fact, in such Selling Partner’s name, place and stead to act on such Selling Partner’s behalf as contemplated by the terms of this Agreement. With the power of attorney so granted by each Selling Partner to the Selling Partners Representative, each Selling Partner has authorized the Selling Partners Representative to take any further action which the Selling Partners Representative shall consider necessary, desirable or appropriate in connection with the foregoing, including the power to execute, deliver, acknowledge, certify and file (in the name of any or all of the Selling Partners or otherwise) any and all documents and to take any and all actions that the Selling Partners Representative may, in its sole discretion, determine is necessary, desirable or appropriate to act on behalf of any Selling Partner in any dispute, litigation or arbitration involving this Agreement or any of the Ancillary Agreements, as fully as such Selling Partner might or could do if personally present, and has ratified and confirmed all that the Selling Partners Representative shall lawfully do or cause to be done by virtue thereof. Following the effectiveness of any appointment under this Section 10.09, Parent and Purchaser shall be entitled to rely on any action or inaction of the Selling Partners Representative as the action or inaction of the appointing Selling Partners, any notice from any such Selling Partner to Parent or Purchaser, as applicable, shall be delivered to Parent or Purchaser, as applicable, solely by the Selling Partners Representative, and Parent or Purchaser, as applicable, shall be entitled to deliver all notices to any of the Selling Partners solely to the Selling Partners Representative.

(b) The Selling Partners Representative shall promptly deliver to each Selling Partner a copy of any notice received by the Selling Partners Representative which pertains to this Agreement, the Escrow Agreement, the agreement entered into with the Paying Agent or the rights and/or obligations of the Selling Partners.

(c) The Selling Partners Representative shall not be responsible to any Selling Partner for any loss or damage any Selling Partner may suffer by reason of the performance by the Selling Partners Representative of the Selling Partners Representative’s duties under this Agreement or the Escrow Agreement.

(d) The power of attorney granted pursuant to this Section 10.09 (i) is coupled with an interest and is irrevocable, (ii) shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Selling Partner and (iii) may be delegated by the Selling Partners Representative.

(e) The Selling Partners Representative Expense Amount (and earnings thereon) may be applied as the Selling Partners Representative, in its sole discretion, determines appropriate to defray, offset or pay any charges, fees, costs, liabilities or expenses of the Selling Partners Representative incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. When the Selling Partners Representative determines to distribute any remaining Selling Partners Representative Expense Amount, which date shall be determined in the Selling Partners Representative’s sole discretion (provided that the Selling Partners Representative shall distribute any remaining Selling Partners Representative Expense Amount no later than three (3) years following the Closing Date), the Selling Partners Representative shall distribute the balance of the Selling Partners Representative Expense Amount, if any, and any earnings thereon, to the Selling Partners. To the extent the Selling Partners Representative Expense Amount is not sufficient to cover the Selling Partners Representative’s out-of-pocket costs and expenses reasonably incurred by the Selling Partners Representative in good faith and in connection with actions taken by the Selling Partners Representative pursuant to this Agreement or the Ancillary Agreements (including the hiring of legal counsel and the incurring of legal fees and costs), the Selling Partners Representative shall be entitled to recover such costs and expenses from the Selling Partners. The Selling Partners Representative shall keep reasonably detailed records of the costs and expenses for which he or she seeks reimbursement as herein provided.

(f) The Selling Partners Representative shall not be liable to any Selling Partner for any act done or omitted with respect any matter arising out of or in connection with the acceptance or administration of its duties hereunder. The Selling Partners Representative shall be indemnified by the Selling Partners for any loss, liability or expense incurred with respect to any matter arising out of or in connection with the acceptance or administration of its duties hereunder.

(g) The Selling Partners Representative may at any time designate a replacement Selling Partners Representative and each Selling Partner, by virtue of his, her or its execution of this Agreement or approval of this Agreement, hereby consents to such replacement Selling Partners Representative. If the Selling Partners Representative shall die, become disabled, dissolve or otherwise be unable to fulfill its responsibilities as representative of the Selling Partners, then the Selling Partners shall, by majority vote within thirty (30) days after such death, disability or dissolution, appoint a successor representative and, promptly thereafter, shall notify Parent and Purchaser of the identity of such successor. Any such successor shall become the “Selling Partners Representative” for purposes of this Agreement. If for any reason there is no Selling Partners Representative at any time, all references herein to the Selling Partners Representative shall be deemed to refer to the Selling Partners.

Section 10.10 Representation and Warranty Insurance Policy. Parent and the Partnership acknowledge that Parent will obtain the Representation and Warranty Insurance Policy for coverage as set forth therein (and Parent shall pay the entire premium for the Representation and Warranty Insurance Policy). Notwithstanding anything in this Agreement to the contrary, Parent’s sole and exclusive recourse against the Selling Partners for the indemnification obligations of the Selling Partners pursuant to Section 10.02(a)(ii) (other than with respect to the Fundamental Representations or fraud) shall be limited to the extent of the Escrow Amount and the Parent Indemnified Parties shall have no right, remedy or recourse whatsoever against the Selling Partners for indemnification pursuant to Section 10.02(a)(ii) (other than with respect to the Fundamental Representations or fraud) in excess of the Escrow Amount, even if the insurer fails or refuses to pay a claim or such claim is otherwise not covered under the Representation and Warranty Insurance Policy.

ARTICLE XI.

MISCELLANEOUS

Section 11.01 Definitions.

(a) For purposes of this Agreement, the term:

“2017 PA Gaming Legislation” means Pennsylvania Race Horse Development and Gaming Act, 4 Pa. C.S. §1101 et seq., as amended and effective October 31, 2017, by, among other things, (i) removing the access fee require for a patron to enter the casino, (ii) increasing the number of slot machines permitted to be operated in the Casino by the Additional Slots and (iii) allowing the Casino to operate online gaming within the Commonwealth of Pennsylvania.

“2017 PA Gaming Reimbursement Amount” means an amount equal to the sum of:

(i) Two Million Five Hundred Thousand Dollars ($2,500,000) (Additional Slots License Fee), if such fee has been paid by the Partnership prior to the Closing;

(ii) One Million Dollars ($1,000,000) (Access Fee Removal Fee);

(iii) One Million Dollars ($1,000,000) (Poker Games License Fee), if such fee has been paid by the Partnership prior to the Closing;

(iv) Renovation Costs and Expenses up to the Renovation Expenses Budgeted Amount;

(v) reasonable and documented costs and expenses incurred by the Partnership in furtherance of the Partnership’s efforts in obtaining the benefits of the 2017 PA Gaming Legislation, including reasonable and documented costs and expenses incurred up to $350,000 (or such greater amount as may be mutually agreed by the Partnership and Purchaser) to contest the opening of new gaming operations arising out of the 2017 PA Gaming Legislation within the competitive area of the Partnership; and

(vi) reasonable and documented costs and expenses incurred by the Partnership to finance payment of the amounts in subsections (i) through (v) above.

“Accounts Receivable” means all accounts receivable (including receivables and revenues for food, beverages, telephone and casino credit), notes receivable or overdue accounts receivable, in each case, due and owing by any third party.

“Acquisition Proposal” means (i) any merger, consolidation, joint venture, business combination, reorganization, recapitalization, share exchange, liquidation, dissolution or other similar transaction; (ii) any direct or indirect (including by any license or lease) sale, lease, exchange, transfer or other disposition of all or a substantial portion of the assets of the Partnership or the Casino; (iii) any sale, issuance or exchange of any equity securities (including securities or instruments involving, settled by reference to, convertible into, or exchangeable or exercisable for equity securities) of any of the Selling Partners or the Partnership; or (iv) any other transaction which could reasonably be expected to (a) conflict with, impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, or (b) have an adverse effect on the prospects for antitrust clearance or regulatory approval of the transactions contemplated by this Agreement and the Ancillary Agreements in any jurisdiction.

“Additional Slots” means 250 slot machines.

“Additional Slots Payment Amount” means Forty Million Dollars ($40,000,000).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.

“Ancillary Agreements” means the Escrow Agreement.

“Anti-Money Laundering Laws” means any Law related to money laundering, including 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56), and its implementing regulations.

“Base Purchase Price” means Two Hundred Thirty Million Dollars ($230,000,000).

“Business” means the business conducted by the Partnership and its Subsidiaries as of the Effective Date.

“Business Day” means each day, other than a Saturday, Sunday or other day on which commercial banks in Philadelphia, Pennsylvania or Las Vegas, Nevada are authorized or required by Law to close.

“Cash” means cash and cash equivalents.

“Casino” means the casino located at 1160 1st Ave, King of Prussia, PA 19406 and commonly known as the “Valley Forge Casino Resort.”

“Cage Cash” means all cash contained in the cage, slot booths, count rooms and drop boxes at the Casino.

“Closing Cage Cash” means Cage Cash at 6:00 a.m. Eastern Time on the Closing Date as determined by the Cage Count.

“Closing Cash” means the aggregate Cash (other than Cage Cash) of the Partnership as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Indebtedness” means the aggregate Indebtedness of the Partnership as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Net Working Capital” means Net Working Capital of the Partnership as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Payment” means an amount equal to (i) the Base Purchase Price plus (ii) Estimated Closing Cage Cash plus (iii) the Additional Slots Payment Amount plus (iv) the 2017 PA Gaming Reimbursement Amount plus (v) the Estimated Adjustment minus (vi) the Escrow Amount minus (vii) the Working Capital Escrow Amount.

“Closing Transaction Expenses” means, as of 12:01 a.m. Eastern Time on the Closing Date, (i) any and all unpaid fees, expenses and amounts incurred or payable by the Partnership or the Selling Partners on or before the Closing in connection with the transactions contemplated by this Agreement and the Ancillary Agreements or any of the transactions contemplated hereby and thereby, including any fees, expenses and amount payable to their respective accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives, (ii) all amounts required to be paid by the Partnership to any employee as a result of any “change of control,” severance or other similar payment (including the employer portion of any Taxes resulting therefrom) that is triggered as a result of the transactions contemplated by this Agreement, and (iii) all amounts (including the employer portion of any Taxes resulting therefrom) paid, agreed to be paid or required to be paid by the Partnership to any employee as a “stay bonus” or similar payment in connection with retaining the employment of such Person through the Closing and/or for a certain period of time post-Closing, but excluding any amounts included in the 2017 PA Gaming Reimbursement Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Constellation Lease Agreement” means that certain Electricity Supply Agreement – Fixed Price Solutions, undated, by and between the Property Owner and Constellation NewEnergy, Inc., as may be amended or supplemented from time to time.

“Contract” means any oral or written agreement, contract, lease, sublease, license, sublicense, mortgage, indenture, instrument, power of attorney, note, loan, evidence of indebtedness, purchase order, or letter of credit.

“Data Room” means the electronic documentation site established by the Partnership with SecureDocs Inc. containing the documents provided to Parent in connection with this Transaction.

“EcoSave Lease Agreement” means that certain Ecosave Services Agreement Proposal, issued on December 12, 2016 and executed by the Property Owner on December 23, 2016, by and between Ecosave Inc. and the Property Owner, as may be amended or supplemented from time to time.

“Employees” means individuals who are employed by any of the Partnership and its Subsidiaries in connection with the Business.

“Environment” means ambient air, indoor air, vapors, surface water, groundwater, wetlands, drinking water supply, land surface, or subsurface strata and biota.

“Environmental Laws” means all applicable Laws relating to Hazardous Substances, pollution, restoration or protection of the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to a Person, any other Person that is (or at any relevant time was) treated as a single employer together with such Person under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means the account of the Escrow Agent established to hold the Escrow Amount.

“Escrow Agent” means Fidelity National Title or its successor.

“Escrow Agreement” means the escrow agreement to be entered into by and among Parent, the Selling Partners Representative and the Escrow Agent, in form and substance reasonably satisfactory to Parent and the Partnership.

“Escrow Amount” means Two Million Six Hundred Twenty-Five Thousand Dollars ($2,625,000).

“GAAP” means generally accepted accounting principles in the United States.

“Gaming Approvals” means approvals by all applicable Gaming Authorities with respect to the change in control of the Partnership in connection with the consummation of the Transaction and a finding of the Pennsylvania Gaming Control Board that Parent is suitable to own the Partnership Interests as contemplated by and upon the terms set forth in this Agreement. For the avoidance of doubt, “Gaming Approvals” excludes any approvals required by the Partnership to receive the benefits of the 2017 PA Gaming Legislation.

“Gaming Authorities” means any Governmental Authority with regulatory control or jurisdiction over the conduct of lawful gaming or gambling in any jurisdiction and within the Commonwealth of Pennsylvania, including the Pennsylvania Gaming Control Board, the Montgomery Board of License Commissioners, and the city of King of Prussia.

“Gaming Laws” means any applicable Laws, permit (including land use), consent, registration, finding of suitability, approval, license, Order or other authorization, including any condition or limitation placed thereon, governing or relating to casino or gaming activities or operations.

“Gaming Licenses” means any Permit required under Gaming Laws from the Gaming Authorities required to own, lease or operate a Pennsylvania Category 3 gaming facility with the operation of slot machines and table games as conducted by the Partnership.

“Governing Documents” means, with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws of such corporation, (b) if a limited liability company, the articles or certificate of organization or formation and operating or limited liability company agreement of such limited liability company, (c) if a limited partnership, the articles or certificate of organization, formation or limited partnership and limited partnership agreement of such limited partnership, (d) if another type of entity, any other charter or similar governing document adopted or filed, or entered into, in connection with the creation, formation, organization or governance of such entity, and (e) any amendment or supplement to any of the foregoing.

“Governmental Authority” means any court, arbitral body, board, bureau, administrative agency, commission or other governmental or regulatory department, agency, authority or instrumentality of any United States federal, state or local jurisdiction or any foreign jurisdiction.

“Hazardous Substance” means any material, substance or waste that is designated or regulated as “hazardous,” “toxic,” or “radioactive,” under Environmental Laws, including, but not limited to, petroleum, petroleum by-products, friable asbestos, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) indebtedness for borrowed money, including any related interest, prepayment penalties or premiums, fees and expenses, (b) amounts owing as deferred purchase price for property or services (other than trade payables and accrued expenses that are current liabilities), including all capital leases, seller notes and “earn-out” payments, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, including any related interest, prepayment penalties or premiums, fees and expenses, (d) net obligations under any interest rate, currency or other hedging agreement or reimbursement obligations in connection with letters of credit, (e) guarantees with respect to any Indebtedness of any other Person of a type described in clauses (a) through (d) above, or (f) Indebtedness of any other Person secured by a Lien on any asset owned or being purchased by such Person, whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; provided, however, and for the avoidance of doubt, “Indebtedness” does not include (i) all amounts and payments due or owing by the Partnership to the Gaming Authorities that are assessed so the Gaming Authorities may repay loans from the other Governmental Authorities made to fund the Gaming Authorities’ operations during the years 2004 through 2010 and (ii) any amounts and payments due or owing under the EcoSave Lease Agreement and the Constellation Lease Agreement.

“Indemnified Taxes” means any and all Taxes imposed on, or arising in connection with or otherwise attributable to, (a) any Taxes of any of the Partnership with respect to any Pre-Closing Tax Period, (b) any Taxes of any of the Selling Partners or their Affiliates (other than the Partnership) for any Tax period, (c) any Taxes of any of the Selling Partners or their Affiliates (other than the Partnership) for which the Partnership or Parent is liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the transactions contemplated by this Agreement, (d) any Taxes of another Person for which the Partnership is liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by contract or otherwise, and (f) any Taxes, including the Selling Partners’ applicable portion of Transfer Taxes, incurred as a result of the transactions contemplated by this Agreement.

“Intellectual Property” means any and all intellectual property and proprietary rights in any jurisdiction throughout the world, including all rights in or to any of the following: (i) trademarks, service marks, trade names, corporate names, trade dress, logos and other marks and indicia of origin (“Trademarks”), whether registered or unregistered, including all applications and registrations and the goodwill associated with any of the foregoing; (ii) copyrights, moral rights and all other corresponding rights, whether registered or unregistered, including all applications and registrations therefor; (iii) Proprietary Information; (iv) patents and patent rights and all applications and registrations therefor, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and inventions (whether or not patentable), ideas, processes, technologies, discoveries, apparatus, and know-how; (v) Social Media Accounts, internet domain names and uniform resource locators, including all applications and registrations therefor; (vi) rights of publicity and privacy, including any such rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (vii) other intellectual property and related proprietary rights, interests and protections.

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Partnership or otherwise used in the Business.

“Law” means any foreign or domestic (including federal, state and local) law, statute, code, ordinance, resolution, rule, regulation, Order, license, permit, policy, guidance, court decision, rule of common law or finding.

“Leased Real Property” means the real property leased by the Partnership, as tenant, pursuant to the Real Property Leases listed in Section 5.09(a) of the Partnership Disclosure Letter.

“Lender” means Wells Fargo Bank, N.A.

“Lender Liens” means any Liens held by Lender.

“Liability” or “Liabilities” means any and all deficiencies, judgments, settlements, assessments, liabilities, losses, damages (including consequential damages, lost profits, and any punitive or treble damages), fines, Taxes, debts, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of advisors) incurred in connection with investigating, arbitrating, mediating, litigating, defending, settling or otherwise satisfying any and all actions, assessments, judgments or appeals, or in seeking indemnification therefor, and interest on any of the foregoing to the extent that interest is awarded thereon.

“Liens” means any mortgage, deed of trust, pledge, option, right of first refusal or first offer, lien, exclusive Intellectual Property License, option to obtain an exclusive Intellectual Property License, security interest, claims, pledges, agreements, limitations on voting rights, conditional or installment sale agreement, charges or other claims or rights of third parties of any kind or other encumbrances or restrictions on transfer of any nature.

“Material Adverse Effect” means any state of facts, event, change, circumstance, occurrence or effect (each, an “Effect”) that, when taken individually or together with all other Effects, has had, or would be reasonably expected to have, a material adverse effect on the condition (financial or otherwise), Liabilities, business, assets or results of operations of the Partnership; provided, however, that the term “Material Adverse Effect” shall not include Effects resulting from any of the following: (a) general changes in industry or economic conditions, (b) general changes in the national or international financial or securities markets, including interest rates or currency exchange rates, (c) any change in GAAP or applicable Law, (d) the public announcement of the Transaction pursuant to and in accordance with the terms of this Agreement, (e) general changes in political conditions, or any act of terrorism, commencement or escalation of armed hostilities in the United States or internationally, (f) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or internationally, (g) the taking of any action expressly required by this Agreement and/or any of the Ancillary Agreements, or (h) the failure of the Partnership to meet any internal or published financial or other projections (provided that any underlying cause(s) of any such failure may be taken into consideration when determining whether an Effect is or is reasonably likely to have, or contributed to, a Material Adverse Effect); provided, however, that, in the case of subsections (a), (b), (c), (e) and (f), such Effects do not materially and disproportionately affect the Partnership as compared to their competitors similarly situated in the same industry in which the Partnership operates the Business. Without limiting the generality of the foregoing, the parties acknowledge and agree that a financial adverse effect of Seventy Million Dollars ($70,000,000) or greater on the Partnership shall be deemed to be a Material Adverse Effect; provided further, however, that the foregoing shall not create any inference that a financial adverse effect less than the foregoing amount is not

“Net Working Capital” means, as of any date, (i) the consolidated current assets of the Partnership, minus (ii) the consolidated current liabilities (including the Renovation Costs and Expenses) of the Partnership; provided, however, that for purposes of this calculation, Cash, Cage Cash, Indebtedness and Closing Transaction Expenses shall be excluded from the definition of “Net Working Capital”; provided further, however, that current assets of the Partnership will include, without duplication, One Million Dollars ($1,000,000) of cash posted by the Partnership with the Gaming Authorities. An example calculation of Net Working Capital as of November 30, 2017 is attached as Exhibit A.

“Office Owner” means 1100 First Avenue Associates, L.P., a Pennsylvania limited partnership.

“Online Gaming Agreement” means the Online Services Agreement, dated September 29, 2017, by and between the Other Gaming Operator and the Partnership.

“Online Gaming Amount” means Ten Million Dollars ($10,000,000).

“Order” means any judgment, award, decision, order, decree, writ, stipulation, injunction, assessment or ruling entered or issued by any Governmental Authority.

“Ordinary Course of Business” means any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day-to-day business operations.

“Other Gaming Operator” means the Person identified on Section 12.01 of the Partnership Disclosure Letter.

“Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by, or subject to an obligation to be assigned to, the Partnership

“Owned Real Property” means the real property described on Exhibit B, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon.

“Partnership Disclosure Letter” means the Partnership Disclosure Letter of the Partnership delivered to Parent concurrently with the signing of this Agreement as amended by any Disclosure Supplement solely to the extent provided in accordance with Section 7.17.

“Partnership Intellectual Property” means any and all Intellectual Property owned, used, held for use, or practiced by the Partnership, including any Intellectual Property incorporated into or otherwise used, held for use, or practiced in connection with (or planned by the Partnership to be incorporated into or otherwise used, held for use, or practiced in connection with) the Business.

“Partnership’s Knowledge” or “Knowledge of the Partnership” means the actual knowledge of Ira Lubert, Barbara Evans and Eric Pearson, after due and reasonable inquiry.

“Partnership’s Limited Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 14, 2012, as it may be amended from time to time.

“Pass-Through Tax Return” means any income Tax Return (including IRS Form 1065, U.S. Return of Partnership Income, and any related state income Tax Return(s)) filed by or with respect to the Partnership in respect of a Pre-Closing Tax Period to the extent that (a) the Partnership is treated as a pass-through entity for purposes of such Tax Return and (b) the results of operations reflected on such Tax Returns are also reflected on the Tax Returns of the Selling Partners.

“Permit” means permits, licenses, approvals, certificates, findings of suitability and other registrations, authorizations and exemptions of and from all applicable Governmental Authorities.

“Permitted Liens” means the following: (a) Liens for ground rents, water charges, sewer rates, natural gas charges, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate Proceedings and as to which adequate reserves have been established; (b) Liens for Taxes, including assessments, not yet delinquent or Taxes being contested in good faith by appropriate Proceedings and as to which adequate reserves have been established; (c) Liens arising by operation of law such as materialmen, mechanics, carriers, workmen, repairmen and similar charges not delinquent or which are filed of record, but are being contested in good faith by appropriate Proceedings or that are otherwise not material (and if filed of record against the Partnership will be bonded or released prior to the Closing); (d) covenants, conditions and restrictions (including zoning and subdivision restrictions), rights of way, encroachments, protrusions, easements, leases, reservations or other similar charges or encumbrances and other matters of public record that are disclosed by the Existing Title Policies, the Title Commitments or the New Title Policies; (e) rights of tenants under Thirty Party Leases and the occupancy of hotel rooms, meeting rooms, banquet rooms and other hotel/casino facilities in the Ordinary Course of Business; (f) with respect to the Real Property, all exceptions described in the Existing Title Policies, the Title Commitments or the New Title Policies and all matters disclosed by the Existing Surveys or which could have been discovered by a customary ALTA/ACSM survey of the Real Property taking place as of the Effective Date; (g) terms and conditions of licenses, permits and approvals for the Real Property, Laws of any Governmental Authority having jurisdiction over the Real Property; (h) any Liens expressly permitted by this Agreement; and (i) any Lien that will be (and is) released and discharged at or prior to the Closing.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Proceeding” means any lawsuit, litigation, arbitration, mediation, action or proceeding by or before any Governmental Authority or arbitrator.

“Property Owner” means Valley Forge Colonial Limited Partnership, a Pennsylvania limited partnership

“Proprietary Information” means information and materials not generally known to the public, including trade secrets, know-how, customer lists, confidential marketing and customer information, and other proprietary and confidential information.

“Prior 12 Month Net Revenues” means, as of any date, aggregate revenues paid to and received by the Partnership under the Online Gaming Agreement during the twelve (12)-month period ending on the last day of the most recently completed month prior to the determination date.

“Radisson” means Radisson Hotels International, Inc., a Delaware corporation.

“Radisson Agreement” means that certain License Agreement, dated as of June 15, 1999, between the Partnership and Radisson, as amended by that certain First Amendment to License Agreement, dated as of March 2, 2001, between the Partnership and Radisson and that certain Second Amendment to License Agreement, dated as of May 6, 2002, between the Partnership and Radisson.

“Radisson Waiver” means that certain waiver letter, dated December 18, 2017, executed by Radisson in favor of the Property Owner, pursuant to which Radisson waives its right of first refusal set forth in the Radisson Agreement, along with the Partnership’s December 5, 2017 email and letter delivered to Radisson, as attached to Section 11.01(a) of the Partnership Disclosure Schedule.

“REA” means that certain Declaration and Grant of Easement, dated January 8, 1981, by Academy Life Insurance Company, Ammest Life Insurance Company, and Valley Forge Plaza Associates, as amended and supplemented by that certain First Amendment to Declaration and Grant of Easement, dated December 27, 1983, by Academy Life Insurance Company, Ammest Life Insurance Company, and Valley Forge Plaza Associates, that certain Supplemental Easement Agreement and Declaration, dated December 15, 1997, between the Partnership and Office Owner, that certain First Amendment to Supplemental Easement Agreement and Declaration, dated March 10, 1998, between the Partnership and Office Owner, and that certain Acknowledgement of Termination of Ground Lease and Second Amendment to Supplemental Easement Agreement and Declaration, dated June 26, 2001, between the Partnership and Office Owner.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Renovation” means the construction and development reasonably necessary to renovate the Casino to increase the capacity of the Casino floor to include the Additional Slots including, but not limited to, carpeting, relocation expenses, cameras, and associated costs in connection therewith, as more fully described and set forth in the Renovation Plan and Budget or otherwise as agreed in writing by Parent and the Partnership.

“Renovation Expenses Budgeted Amount” means the aggregate amount of costs and expenses to complete the Renovation as set forth in the Renovation Plan and Budget or otherwise agreed in writing by Parent and the Partnership.

“Renovation Costs and Expenses” means the reasonable and documented costs and expenses incurred by the Partnership in connection with the Renovation.

“Representation and Warranty Insurance Policy” mean that certain transactional risk insurance policy bound in connection with this Agreement and the consummation of the transactions contemplated hereby to be underwritten by an insurance company selected by Parent and/or Purchaser.

“Representatives” means, with respect to a party, its Affiliates, members, equity holders, directors, officers, employees, advisors, agents or other representatives.

“Required Commitments” means letters of credit, guarantees or similar agreements required to satisfy applicable Law with respect to the operation of the Business, consisting of the agreements set forth on Section 4.02(e) of the Partnership Disclosure Schedule.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Partners” means those Persons owning the Partnership Interests as set forth on Section 5.02(a) of the Partnership Disclosure Letter.

“Selling Partners Representative Expense Amount” means $250,000.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner or managing member or (b) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Target Net Working Capital” means Zero Dollars ($0).

“Tax Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any report, return (including any information return), statement, claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including attachments thereto and amendments thereof.

“Taxes” means (i) any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation, income, franchise, gross receipts, profits, gaming, live entertainment, unclaimed property, excise, real or personal property, environmental, sales, use, lodging, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, gains, stamp, transfer and recording taxes, and (ii) any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

“Title Insurer” means Fidelity National Title Insurance Company.

“Title Permitted Liens” means any Liens described in clauses (d), (e), (f) and (g) of the definition of “Permitted Liens.”

“Transaction” means the purchase and sale of the Partnership Interests and the other transactions contemplated by this Agreement or the Ancillary Agreements.

“Working Capital Escrow Amount” means cash in the amount of Two Hundred Fifty Thousand Dollars ($250,000).

(b) The following are defined elsewhere in this Agreement, as indicated below:

Term	Section
“ADA”	Section 5.13(f)
“Additional Adjustment Release Amount”	Section 3.03(c)
“Additional Slots Financing”	Section 7.12(c)
“Additional Slots Loan”	Section 7.12(c)
“Additional Slots Required Approvals”	Section 7.12(a)
“Adjustment”	Section 2.01
“Agreement”	Preamble
“Allocation”	Section 2.03
“Audited Financial Statements”	Section 5.05(a)
“Auditor”	Section 3.03(b)
“Balance Sheet”	Section 5.05(a)
“Balance Sheet Date”	Section 5.05(a)
“Basket”	Section 10.03(a)

“Benefit Plan”	Section 5.15(a)
“Brokerage Agreements”	Section 5.09(d)
“Cash Count”	Section 3.02
“Closing”	Section 1.02
“Closing Date”	Section 1.02
“Closing Net Working Capital Overage”	Section 2.01
“Closing Net Working Capital Shortage”	Section 2.01
“Damages”	Section 10.02(a)
“Determination Date”	Section 3.03(b)
“Disbursement Schedule”	Section 3.01(a)
“Disclosure Supplement	Section 7.17
“Dispute Notice”	Section 3.03(b)
“Effective Date”	Preamble
“Effective Time”	Section 1.03
“Estimated 2017 PA Gaming Reimbursement Amount”	Section 3.01(a)
“Estimated Adjustment”	Section 3.01(a)
“Estimated Closing Cash”	Section 3.01(a)
“Estimated Closing Indebtedness”	Section 3.01(a)
“Estimated Closing Net Working Capital”	Section 3.01(a)
“Estimated Closing Net Working Capital Overage”	Section 3.01(a)
“Estimated Closing Net Working Capital Shortage”	Section 3.01(a)
“Estimated Closing Payment”	Section 3.01(a)
“Estimated Closing Statement”	Section 3.01(a)
“Estimated Closing Transaction Expenses”	Section 3.01(a)
“Estoppels”	Section 7.15
“Existing Surveys”	Section 7.08
“Existing Title Policies”	Section 7.07(a)
“Final 2017 PA Gaming Reimbursement Amount”	Section 3.03(a)
“Final Adjustment”	Section 3.03(a)
“Final Closing Cash”	Section 3.03(a)
“Final Closing Indebtedness”	Section 3.03(a)
“Final Closing Net Working Capital”	Section 3.03(a)
“Final Closing Net Working Capital Overage”	Section 3.03(a)
“Final Closing Net Working Capital Shortage”	Section 3.03(a)
“Final Closing Statement”	Section 3.01(a)
“Final Closing Transaction Expense”	Section 3.03(a)
“Financial Statements”	Section 5.05(a)
“Fundamental Representations”	Section 3.03(a)
“HSR Approvals”	Section 7.03(a)
“Indemnified Party”	Section 10.04
“Indemnifying Parties”	Section 10.04
“Indemnifying Party”	Section 10.04
“Insurance Policies”	Section 5.11(a)
“Interim Balance Sheet”	Section 5.05(a)

“Interim Balance Sheet Date”	Section 5.05(a)
“Interim Financial Statements”	Section 5.05(a)
“Joinder”	Section 2.03(c)
“Letter of Transmittal”	Section 2.03(c)
“Licensed Intellectual Property”	Section 5.10(b)
“Material Contracts”	Section 5.08(a)
“Material Suppliers”	Section 5.23
“Merger”	Recitals
“Merger Consideration”	Section 2.01
“Merger Fund”	Section 2.03(b)
“Noncompete Selling Partner”	Recitals
“Noncompetition Agreements”	Recitals
“Notice”	Section 10.04
“Online Gaming Agreement Termination Notice”	Section 7.13
“Other Confidential Information”	Section 5.22(c)
“Parent”	Preamble
“Parent Indemnified Parties”	Section 10.02(a)
“Parent Indemnified Party”	Section 10.02(a)
“parties”	Preamble
“Partnership”	Preamble
“Partnership Interest Distribution Amount”	Section 2.03(c)
“Partnership Interests”	Recitals
“Partnership Subsidiary”	Section 5.03
“party”	Preamble
“Paying Agent”	Section 2.03(a)
“PCI Standards”	Section 5.22(b)
“Personal Data”	Section 5.22(a)
“Pre-Closing Period”	Section 7.01(a)
“Purchase Price Increase”	Section 3.03(c)
“Purchase Price Reduction”	Section 3.03(c)
“Purchased Assets”	Section 2.04
“Purchaser”	Preamble
“Purchaser Related Parties”	Section 6.05(a)
“Qualified Benefit Plan”	Section 5.15(b)
“Real Property Leases”	Section 5.09(a)
“Registered Intellectual Property”	Section 5.10(a)
“Released Claims”	Section 7.11
“Releasees”	Section 7.11
“Releasing Parties”	Section 7.11
“Renovation Plan and Budget”	Section 7.12(b)
“Renovation Schedule”	Section 7.12(b)
“Required Vote”	Section 5.01(d)
“Self-Insured Benefit Plan”	Section 5.15(g)
“Selling Partner Indemnified Parties”	Section 10.02(b)
“Selling Partner Indemnified Party”	Section 10.02(b)

“Selling Partners Representative”	Section 10.09
“Statement of Merger”	Section 1.03
“Surveys”	Section 7.08
“Survival Period”	Section 10.02
“Surviving Partnership”	Section 7.11
“Tax Contest”	Section 7.09(h)
“Termination Date”	Section 9.01(b)
“Title Commitments”	Section 7.07(a)
“Third Party Claim”	Section 10.05(a)
“Third Party Leases”	Section 5.09(a)
“Tolling Period”	Section 10.03(d)
“WARN Act”	Section 5.16

Section 11.02 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws principles thereof that would require the application of the Laws of any other jurisdiction other than the State of Delaware.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any Federal court within the State of Delaware, in the event any dispute arises out of this Agreement; provided, however, that such submission to jurisdiction is solely for the purpose referred to in this paragraph and shall not be deemed to be a general submission to the jurisdiction of such courts or any other courts other than for such purpose, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement in any court other than in the Delaware Court of Chancery or such Federal court. Each of the parties irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 11.02(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS

AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.02(c).

(d) The parties hereby acknowledge and agree that if a party fails to perform its agreements and covenants hereunder, including if the party fails to take all actions as are necessary on its part to consummate the Transaction, such failure could cause irreparable injury to the non-breaching party, for which damages, even if available, may not be an adequate remedy. Accordingly, except as otherwise limited by this Agreement, in the event of such a failure, the non-breaching party, in addition to any other remedy to which they are entitled at law or in equity, shall be permitted to seek and obtain an issuance of injunctive relief or a specific performance remedy (in each case, without the requirement to post any bond or other security), from any court of competent jurisdiction.

Section 11.03 Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be given or made by delivery in person, by courier service, by electronic delivery to the applicable email addresses set forth below (with evidence that such notice was electronically sent) or by registered or certified mail (postage prepaid, return receipt requested). Except as provided otherwise herein, notices delivered electronically or by hand or by courier service shall be deemed given upon receipt; and notices delivered by registered or certified mail shall be deemed given three (3) Business Days after being deposited in the mail system. All notices shall be addressed to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

if to Purchaser or Parent, to:

Boyd Gaming Corporation

3883 Howard Hughes Parkway, 9th Floor

Las Vegas, Nevada 89163

Attention: General Counsel

E-mail: brianlarson@boydgaming.com

with a copy, which shall not constitute notice, to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94115

Attention: Brandon C. Parris

                 Jeffrey Washenko

E-mail: BParris@mofo.com

             JWashenko@mofo.com

if to the Partnership (prior to the Closing), to:

Valley Forge Convention Center Partners, L.P.

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attention: Ira Lubert

E-mail: ilubert@lubertadler.com

with a copy, which shall not constitute notice, to:

Cozen O’Connor

One Liberty Place

1650 Market Street, Suite 2800

Philadelphia, Pennsylvania 19103

Attention: Ira C. Gubernick

                Michael P. Zanan

E-mail: igubernick@cozen.com

            mzanan@cozen.com

if to the Selling Partner Representative, to:

VFCCP SR LLC

c/o Belgravia Management LP

Cira Centre

2929 Arch Street, 13th Floor

Philadelphia, Pennsylvania 19104

Attention: Ira Lubert

E-mail: ilubert@lubertadler.com

with a copy, which shall not constitute notice, to:

Cozen O’Connor

One Liberty Place

1650 Market Street, Suite 2800

Philadelphia, Pennsylvania 19103

Attention: Ira C. Gubernick

                Michael P. Zanan

E-mail: igubernick@cozen.com

            mzanan@cozen.com

Section 11.04 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section or Exhibit or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires: (a) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document; (b) the use of the term “including” means “including, without limitation”; (c) the word “or” shall be disjunctive but not exclusive; (d) unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1); (e) a reference to an entity includes any successor entity, whether by way of merger, amalgamation, consolidation or other business combination; (f) reference to a word defined hereunder shall apply equally to both the singular and plural forms of the terms defined; and (g) a reference to”$” or “dollars” mean the lawful currency of the United States. The name assigned to this Agreement, the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase “made available” in this Agreement shall mean that on or before 5:00 p.m. Pacific time on the third (3rd) Business Day immediately preceding the Effective Date, the Partnership has posted complete and correct copies of such materials to the Data Room; provided, that Parent and its Representatives shall have been granted access to the Data Room prior to such time.

Section 11.05 Entire Agreement. This Agreement, the Ancillary Agreements and the Partnership Disclosure Letter and exhibits hereto and thereto constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 11.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.

Section 11.07 Assignment. Without the prior written consent of the other parties, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party to any other Person. Any assignment in violation of the preceding sentence shall be void, and no assignment shall relieve the assigning party of any of its obligations hereunder. Notwithstanding the foregoing, Parent may collaterally assign, and grant a security interest over, its rights and interests under this Agreement to its financing sources.

Section 11.08 Parties of Interest. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.09 Counterparts. This Agreement may be executed by facsimile or electronic mail transmission and/or in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.10 Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event that any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.11 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Parent, Parent and the Partnership.

Section 11.12 Waiver. Any party may waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 11.13 Zoning Classification; Licensing Act.

(a) As of the Effective Date, the Owned Real Property is zoned KPMU (King of Prussia Mixed Use) and the current use of the Real Property is in compliance with all applicable zoning laws and ordinances. Failure of this Agreement to contain the zoning classification set forth in Section 6.09(e) shall render this Agreement voidable at the option of Parent and, if voided, any deposit tendered by Parent shall be returned to Parent without a requirement of court action.

(b) A Real Estate Recovery Fund exists to reimburse any person who has obtained a final civil judgment against a Pennsylvania real estate licensee owing to fraud, misrepresentation, or deceit in a real estate transaction and who has been unable to collect the judgment after exhausting all legal and equitable remedies. For complete details about the Fund, call (717) 783-3658.

(c) Access to a public road may require issuance of a highway occupancy permit from the Department of Transportation.

Section 11.14 Attorney-Client Privilege. The parties acknowledge the community of interest between the Partnership and the Selling Partners in view of the fact that the Selling Partners own all of the Partnership Interests. Thus, from and after the Closing, (i) all communications prior to the Closing that are privileged attorney-client confidences exempt from disclosure under applicable Law between any Selling Partner and the Partnership, on the one hand, and Partnership legal counsel, on the other hand, in the course of their engagement with Partnership legal counsel with regard to the negotiation and Closing of this Agreement and the documents ancillary hereto shall be deemed to be attorney-client confidences that belong solely to the Selling Partners and not the Partnership, (ii) Purchaser and Parent shall not have access to any such communications, or to the files of Partnership legal counsel to the extent relating to any representation by Partnership legal counsel of the Partnership or any Selling Partner prior to the Closing in connection with the negotiation and Closing of this Agreement and the documents ancillary hereto, in each case to the extent such files are otherwise privileged and exempt from disclosure under applicable Law, (iii) the applicable Selling Partner shall be the sole holders of the attorney-client privilege with respect to the representation by Partnership legal counsel of the

Partnership or any Selling Partner prior to the Closing with regard to the negotiation and Closing of this Agreement and the documents ancillary hereto, and neither the Partnership nor Purchaser or Parent shall be a holder thereof, (iv) to the extent that files of Partnership legal counsel of the type described in clause (ii) above are kept in connection with the negotiation and Closing of this Agreement and the documents ancillary hereto, and such files constitute property of the client, only the Selling Partners shall hold such property rights, and (v) Partnership legal counsel shall have no duty whatsoever to reveal or disclose any such privileged attorney-client communications or any such privileged files to the Partnership or Purchaser or Parent by reason of any attorney-client relationship between Partnership legal counsel and the Partnership entered into in connection with the negotiation and Closing of this Agreement and the documents ancillary hereto. For the avoidance of doubt, nothing contained in this Section 11.14 shall be deemed to apply to any communication or file that is not otherwise privileged and exempt from disclosure under applicable Law, it being the intent of the parties not to expand the scope of any privilege but rather to provide that the applicable privilege shall belong solely to the Selling Partners from and after the Closing.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

PARENT:		PURCHASER:

BOYD GAMING CORPORATION, a Nevada corporation		BOYD TCV, LP, a Pennsylvania limited partnership

By: BOYD TCV GP, LLC, a Pennsylvania limited liability company, its general partner
By:	/s/ Brian A.Larson
Name: Brian A. Larson
Its: Executive Vice President		BOYD GAMING CORPORATION, a Nevada corporation, its Managing Member

By: /s/ Brian A. Larson
Name: Brian A. Larson
Its: Executive Vice President

PARTNERSHIP:

Valley Forge Colonial Limited Partnership, a Pennsylvania limited partnership

By: VF Colonial GP, LLC, a Pennsylvania limited liability company, its general partner

By: /s/ Ira M. Lubert
Name: Ira M. Lubert
Its: Chief Executive Officer

SELLING PARTNERS REPRESENTATIVE:

VFCCP SR LLC, a Pennsylvania limited liability company

By: /s/ Ira M. Lubert
Name: Ira M. Lubert
Its: Chief Executive Officer